OLD REPUBLIC
International Corporation

AR/S

Our 80th Year

2003 Annual Report
To The Shareholders

Contents

IN MEMORIAM

DAVID SURSA

David Sursa, our longest serving Director, passed away on June 29, 2003. For more than 50 years on Old Republic's Board, David exemplified the quintessential virtues of a leader and good person. Over the years, we came to know him as a man of much compassion, intellect, and great dignity. He was positive in his outlook, and his sound judgment and integrity made him a natural builder of consensus and harmony. He was a true friend for all seasons. For all this, we will miss him and remember him fondly.

Letter To The Shareholders

In its 80th anniversary year, Old Republic posted the Company's best operating results ever:

- Total revenues reached $3.28 billion, up 19.2% from $2.75 billion in 2002.
- Net operating earnings grew 16.5% to $447.2 million.
- Consolidated operating cash flow rose 12.6% to slightly more than $750 million.
- The common shareholders' equity account increased 12.6% to $3.55 billion. Excluding a special year-end cash dividend totaling $121.0 million paid to all shareholders of record, the account would have been up 16.4%.

As in many prior years, the Company's industry-leading performance reflected our long-term management policies regarding key factors such as the mix of insurance coverages and related services we market, risk selection and pricing standards, and the setting of capital allocations to our multifaceted business. We should acknowledge, however, that market conditions for many of our coverages were highly beneficial to the successful implementation of these policies. Our business is inherently cyclical, affected by the immutable laws of supply and demand and ever-changing needs of a free society. For that reason, it is important for us to manage the Company's affairs from a traditional underwriting point of view:

- We try to write only those risks we know something about, rather than attempting to be a purveyor of insurance peace of mind to all people.
- We do not put all our eggs in one basket because long-term experience shows that there is strength in diversity and dispersion of risk.
- We place the large sums of money that an insurance business gathers in perspective, knowing that no amount of investment yield or financial asset engineering can offset the effects of poorly chosen or inadequately priced insurance risks.

Yields on Old Republic's growing invested asset base have become increasingly paltry over the past several years. Results in 2003, like those of several prior years, were firmly grounded on our attainment of underwriting profitability for most of the insurance coverages we offer. Our overall consolidated underwriting results and the growing bottom line they have made possible continued to emphasize the benefits of the uniquely balanced risk profile of our four business segments.

Operating Segment Results

Old Republic General Insurance Group retained its preeminent position as our largest revenue producer. We have set our sights on doubling the size of this business by year-end 2005, starting from its 2000 base. Assuming currently favorable market conditions continue, we should meet that goal. In 2003, net premiums earned set a new record of $1.37 billion, which was 60.8% greater than the 2000 level and 16.5% higher than 2002 premiums earned.

Significantly improved underwriting margins matched top-line premium performance. The composite ratio of claim and production costs dropped to 93.3% in 2003, from 98.4% in the preceding year. This indicates that underwriting profit margins grew to roughly 6.7% of earned premiums, from only 1.6% in 2002. The overall operating margin, which represents the combination of this underwriting component and investment income yield as a percentage of earned premiums, rose to 19.4%, from 16.2% in 2002. To place these results in perspective, the five-year period ended in 2002--a relatively lean time for General Insurance profitability--produced average operating margins of 15.5%. In this light, 2003 operations reflected a substantially improving profit picture.

Nearly all insurance coverages and subsidiary operating centers contributed to the Group's record pretax operating profit of $259.0 million. Particularly noteworthy were our Great West truck insurance business and its associated Canadian operations, which continued their progress toward underwriting profitability. Also distinguishing themselves this year were our risk management, consumer credit indemnity, home warranty, executive indemnity, and general aviation insurance lines.

Old Republic Mortgage Guaranty Group produced moderately higher operating results, continuing its distinction as the Corporation's single largest profit contributor. The Group's earnings grew for the 15th consecutive year on the basis of very good underwriting performance. Slightly more than 75% of the Group's pretax earnings of $276.4 million stemmed from underwriting and related service operations. The underwriting ratio of 47.5% compared favorably with the 50.1% average ratio posted in the prior five-year period.

Very high loan refinancing activity in 2003 appreciably affected our mortgage guaranty operations. Although the refinancing level had a very positive effect on new insurance written statistics, it caused our traditional primary business persistency rates to decline measurably. As a result, we experienced no growth in primary insurance in force. All in all, however, we met our original expectations for this business segment, as a substantial drop in the operating expense ratio largely offset a rise in the loss ratio.

The negative aspects of high volumes of loan refinancing on our Mortgage Guaranty Group were, by contrast, quite beneficial to **Old Republic Title Insurance Group**. Title insurance and related real estate closing services are very much transaction-driven operations that gain from high levels of real estate sales and mortgage financing transactions. As a result, our Title Insurance Group achieved record premium and fee revenues, operating cash flow, and pretax earnings, which grew 32.8% to $129.8 million. As in the case of our General and Mortgage Guaranty Groups, substantially all the Title Group's pretax earnings growth stemmed from underwriting and related services operations. The 2003 composite underwriting ratio of 90.4% was nearly equal to that of the preceding year and produced these rewarding results.

Old Republic's Life Insurance Group, our smallest operating segment, registered a drop in pretax earnings to $4.3 million in 2003, from $6.4 million in 2002. Virtually all the shortfall resulted from a greater-than- average lapse of certain term life policies issued in prior years and higher expenses associated with travel insurance products. Policy lapses lead to a drop in premium income and thus a lower revenue base to absorb current and previously deferred production costs.

Financial Strength to Keep Our Promises

We measure our financial strength by the amount and quality of assets that fund our promises to policyholders, claimants, and creditors; by the adequacy of reserves, which reflect the estimated dollar value of those promises; and by the amount of capital we maintain to assure the continuity and growth of our business over the long term.

In 2003, cash and invested assets increased $680.9 million, or 11.0%, to $6.84 billion. On the positive side, the key elements fueling this growth were record-high operating cash flows of $756.0 million and net unrealized gains of $171.9 million for securities carried at market value. Cash dividend payments to shareholders of $201.9 million, inclusive of the aforementioned year-end special dividend, attenuated further growth of the equity account. At year-end 2003, cash and invested assets represented 152.5% of our net liabilities and consisted primarily of fixed maturity securities with an approximate average credit quality of AA.

As of the same date, Old Republic's consolidated policy and claim reserves aggregated $3.34 billion, net of amounts recoverable from reinsurers, for an increase of 9.5% over 2002. Prior years' claim reserves for each business segment individually and collectively developed favorably once again and so did not adversely affect the year's results.

At its March 2003 meeting, the Company's Board of Directors raised the annual cash dividend rate for the 22nd consecutive year, from $.428 to $.452. These odd-seeming rates reflect a necessary retroactive adjustment for a 50% stock dividend declared and issued late in the year. Following careful review of Old Republic's capitalization in December, the Directors decided to reward all shareholders by distributing an accumulated capital redundancy; this led to the $1.00 per share special dividend ($.667 after adjustment for the aforementioned 50% stock dividend) paid shortly before year-end.

Record earnings and the higher valuation of fixed maturity and equity securities carried at market value in 2003 were most responsible for the 12.6% increase in the common shareholders' equity account to $3.55 billion, or $19.57 per share. Excluding the above-noted year-end special cash dividend, the account would have reflected growth of 16.4%.

Total book return per common share rose to 18.6% in 2003. This is the sum of the annual post-tax change in shareholders' equity and the pretax dividend yield on the beginning balance in that account. Old Republic's total average book return for the past 36 years is 16.7%, easily surpassing the Standard & Poor's 500 Index's total average market return of 12.0%.

The overall strength of Old Republic's consolidated balance sheet echoes the composite financial underpinnings of its 24 individual risk-bearing subsidiaries. At year's end, the financial ratings assigned to our insurance subsidiaries remained at the high levels they commanded at the beginning of 2003.

Market Valuation of Old Republic Stock

Following two down years, the stock market rebounded with a more positive recognition of the intrinsic value of Old Republic's common stock. The 2003 per share price rose 35.9% over 2002, and the year-end market quote of $25.36 per share reflected a price/earnings ratio of 10.4 and price/book value ratio of 1.3. By contrast, the Dow Jones Industrial Average was up 25.3%, and the Standard & Poor's 500 Index increased 26.4%. For the latest 10 year-period, Old Republic's common shares have posted a 16.9% average total market return, compared with an 11.1% average for the S&P 500 Index.

Outlook

Through 2003, Old Republic has achieved four consecutive years of increasingly higher earnings. Several factors have driven this performance, including year-over-year growth in mortgage guaranty profits, rebounding title segment earnings fueled by progressively lower mortgage rates, and the emergence of firmer pricing and more stringent underwriting standards in the commercial lines written by our General Insurance Group.

Early in 2004, our Title Insurance Group expects a drop in transaction volume as both home sales and refinancing activity subside from the torrid levels of the first half of 2003 in particular. In our Mortgage Guaranty Group, the upward trend in mortgage default loss costs experienced for most of 2003 could well continue into 2004, but possibly abate as the U.S. job picture brightens. On the other hand, business persistency is likely to improve in the face of an expected drop in refinancing activity, and production costs should remain under tight control and keep a lid on the expense ratio.

For our General Insurance Group, we expect pricing to remain firm in the coverages and markets we serve. The anticipated continuation of a relatively low investment yield environment should encourage insurance underwriters to maintain pricing, as well as underwriting discipline, to provide reasonable assurance of underwriting profitability. Our ability to secure top-line growth, however, will be somewhat more challenging since it will hinge to a greater extent on market share advances rather than pricing gains.

All in all, we remain optimistic about our ability to continue Old Republic's momentum. Positive underwriting performance in each of our major segments should again be the defining attribute of our total business.

Respectfully submitted on behalf of the
Company and its Board of Directors,

Chicago, Illinois
January 29, 2004

Aldo C. Zucaro
Chairman and Chief Executive Officer

Old Republic International Corporation and Subsidiaries

Consolidated Financial Summary

(Years Ended December 31,)

	2003	2002	2001	2000	1999
FINANCIAL POSITION ($ millions):					
Cash and Invested Assets (a)	$ **6,849.2**	$ 6,168.2	$ 5,586.7	$ 5,144.3	$ 4,828.5
Other Assets	**2,863.0**	2,547.1	2,333.4	2,137.1	2,109.8
Total Assets	**9,712.3**	8,715.4	7,920.2	7,281.4	6,938.4
Liabilities, Other than Debt	**6,020.9**	5,417.9	4,977.1	4,604.0	4,530.8
Debt	**137.7**	141.5	159.0	238.0	208.3
Total Liabilities	**6,158.6**	5,559.5	5,136.1	4,842.0	4,739.2
Preferred Stock	-	-	.3	.7	.7
Common Shareholders' Equity	**3,553.6**	3,155.8	2,783.7	2,438.7	2,198.4
Total Capitalization (b)	$ **3,691.3**	$ 3,297.4	$ 2,943.1	$ 2,677.4	$ 2,407.5
RESULTS OF OPERATIONS ($ millions):					
Net Premiums and Fees Earned	$ **2,936.0**	$ 2,423.9	$ 2,029.5	$ 1,736.8	$ 1,781.7
Net Investment and Other Income	**330.5**	318.5	314.1	300.1	290.8
Realized Investment Gains	**19.3**	13.9	29.7	33.6	29.5
Total Revenues	**3,285.8**	2,756.4	2,373.4	2,070.6	2,102.1
Benefits, Claims, Settlement Expenses and Dividends	**1,112.8**	974.8	860.5	761.2	833.0
Underwriting and Other Expenses	**1,492.9**	1,220.6	1,008.9	882.9	952.0
Pretax Income	**680.0**	560.9	503.9	426.4	317.0
Income Taxes	**219.9**	167.7	159.7	131.0	92.9
Net Income	$ **459.8**	$ 392.9	$ 346.9	$ 297.5	$ 226.8
COMMON SHARE DATA:(d)					
Net Income:					
Basic (c)	$ **2.53**	$ 2.17	$ 1.94	$ 1.66	$ 1.17
Diluted	$ **2.51**	$ 2.16	$ 1.92	$ 1.65	$ 1.17
Dividends: Cash - Regular	$ **.446**	$ .420	$ .393	$ .367	$ .327
- Special (e)	**.667**	-	-	-	-
- Total	$ **1.113**	$ .420	$ .393	$ .367	$ .327
Stock	**50%**	-%	-%	-%	-%
Book Value	$ **19.57**	$ 17.45	$ 15.60	$ 13.75	$ 11.99
Common Shares (thousands):					
Outstanding	**181,606**	180,898	178,465	177,380	183,299
Average: Basic	**181,549**	180,863	178,436	178,977	193,438
Diluted	**183,302**	182,323	180,491	180,295	194,680

(a) Consists of cash, investments and investment income due and accrued.
(b) Total capitalization consists of debt, preferred stock, and common shareholders' equity.
(c) Calculated after deduction of minor amounts of preferred stock cash dividends.
(d) All per share statistics herein have been restated to reflect all stock dividends or splits declared through December 31, 2003.
(e) In December, 2003 a special cash dividend of $.667 per share ($1.00 per common share before adjustment for a 50% stock dividend of the Company's common stock) was declared and paid.

Management Analysis of Financial Position and Results of Operations

(All amounts, except common share data, are expressed in millions)

OVERVIEW

This analysis pertains to the consolidated accounts of Old Republic International Corporation which are presented on the basis of generally accepted accounting principles ("GAAP"). The Company conducts its business through four separate segments, namely its General (property and liability coverages), Mortgage Guaranty, Title, and Life insurance groups. This information should be read in conjunction with the consolidated financial statements and related footnotes thereto included elsewhere in this document.

CHANGES IN ACCOUNTING POLICIES

During the first quarter of 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("FAS 142") "Goodwill and Other Intangible Assets". Under FAS 142, goodwill and certain intangible assets will no longer be amortized against operations but must be tested at least annually for possible impairment of their carrying values. At December 31, 2003 and 2002, the Company's consolidated unamortized goodwill asset balance was $87.5, and the average annual charge from goodwill amortization to operating results for the three calendar years ended 2001 was approximately $4.0 (or 2 cents per average diluted share). The Company completed the transitional goodwill impairment test required by FAS 142 in the first quarter of 2002 and determined that there was no indication of goodwill or intangible asset impairment. During the first quarter of 2003, the Company tested the carrying value of its goodwill and intangible assets and determined that there was no indication of impairment of such assets.

Effective January 1, 2003, the Company elected to reclassify its fixed maturity securities categorized as held to maturity to the available for sale classification. The securities involved are primarily utility and tax-exempt bonds that accounted for approximately 34 percent of Old Republic's investment portfolio. The decision was prompted by restrictive accounting rules affecting held to maturity investment securities. The necessarily mechanical application of these rules can inhibit the Corporation's ability to optimally manage its investments from a practical business point of view. As of January 1, 2003, the net impact of this reclassification on the Corporation's balance sheet was to increase the carrying value of invested assets by $117.5, deferred tax liabilities by $41.1, and shareholders' equity by $76.4, or approximately 42 cents per share. As of December 31, 2003, the net impact of this reclassification on the Corporation's balance sheet is to increase the carrying value of invested assets by $99.2, deferred tax liabilities by $34.7 and shareholders' equity by $64.5, or approximately 36 cents per share. This change has no income statement impact, no effect on Old Republic's ability to hold individual securities to maturity as it may deem appropriate, and does not affect the Company's necessary long-term orientation in the management of its business. Going forward, Old Republic's shareholders' equity account could reflect somewhat greater period-to-period volatility as the entire bond, note and stock investment portfolio will now be marked to market on a quarterly basis. Nevertheless, the Company believes that its ability to hold securities until they mature or until such other time when they can be sold opportunistically are much more significant and meaningful factors than the balance sheet or income statement effect of changes in market values at any point in time.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 148 ("FAS 148") "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FAS No. 123" for periods starting after December 15, 2002. As of April 1, 2003, the Company adopted the requirements of FAS 148 utilizing the prospective method. Under this method, stock-based compensation expense is recognized for awards granted after the beginning of the fiscal year of adoption. For all other stock option awards outstanding, the Company continues to use the intrinsic value method permitted under existing accounting pronouncements. In estimating the compensation cost of options, the fair value of options has been calculated using the Black-Scholes option pricing model. Expense recognition of stock options granted in 2003 reduced earnings per share by less than 1 cent.

FINANCIAL POSITION

The Company's financial position at December 31, 2003 reflected increases in assets, liabilities and common shareholders' equity of 11.4%, 10.8% and 12.6%, respectively, when compared to the immediately preceding year-end. Cash and invested assets represented 70.5% and 70.8% of consolidated assets as of December 31, 2003 and 2002, respectively. Consolidated results produced positive and growing consolidated operating cash flows for the latest three years, with the Company's three largest operating segments providing substantially all such funds from operations. In 2003, the invested asset base increased 11.0% to $6,849.2 principally as a result of such higher operating cash flow and the greater increase in fair value of investments resulting from the aforementioned reclassification of fixed maturity securities.

During 2003 and 2002, the Corporation committed substantially all investable funds to short to intermediate-term fixed maturity securities. At both December 31, 2003 and 2002, approximately 99% of the Company's investments consisted of marketable securities, including tax and loss bonds held by its mortgage guaranty subsidiaries, which are redeemable by the U.S. Treasury for tax purposes. Old Republic continues to adhere to its long-term policy of investing primarily in investment grade, marketable securities. Investable funds have not been directed to so-called "junk bonds" or types of securities categorized as derivatives. Old Republic's commitment to equity securities during 2003 remained stable in relation to the related invested balance at year-end 2002; this resulted mostly from sales of equity securities, which were essentially offset by purchases and net unrealized gains on the remaining holdings. At December 31, 2003, the Company had no fixed maturity investments in default as to principal and/or interest.

Relatively high short-term maturity investment positions were maintained as of December 31, 2003 and 2002. Such investment positions reflect a large variety of seasonal and intermediate-term factors including current operating needs, expected operating cash flows, and investment strategy considerations. Accordingly, the future level of short-term investments will vary and respond to the interplay of these factors and may, as a result, increase or decrease from current levels.

The Company does not own or utilize derivative financial instruments for the purpose of hedging, enhancing the overall return of its investment portfolio, or reducing the cost of its debt obligations. With regard to its equity portfolio, the Company does not own any options nor does it engage in any type of option writing. Traditional investment management tools and techniques are employed to address the yield and valuation exposures of the invested assets base. The long-term fixed maturity investment portfolio is managed so as to limit various risks inherent in the bond market. Credit risk is addressed through asset diversification and the purchase of investment grade securities. Reinvestment rate risk is reduced by concentrating on non-callable issues, and by taking asset-liability matching considerations into account. Purchases of mortgage and asset backed securities, which have variable principal prepayment options, are generally avoided. Market value risk is limited through the purchase of bonds of intermediate maturity. The combination of these investment management practices is expected to produce a more stable long-term fixed maturity investment portfolio that is not subject to extreme interest rate sensitivity and principal deterioration. The market value of the Company's long-term fixed maturity investment portfolio is sensitive, however, to fluctuations in the level of interest rates, but not materially affected by changes in anticipated cash flows caused by any prepayments. The impact of interest rate movements on the long-term fixed maturity investment portfolio generally affects net unrealized gains or losses. As a general rule, rising interest rates enhance currently available yields but typically lead to a reduction in the fair value of existing fixed maturity investments. By contrast, a decline in such rates reduces currently available yields but usually serves to increase the fair value of the existing fixed maturity investment portfolio. All such changes in fair value are reflected, net of deferred income taxes, directly in the shareholders' equity account, and as a component of the separate statement of comprehensive income. Given the Company's inability to forecast or control the movement of interest rates, Old Republic sets the maturity spectrum of its fixed maturity securities portfolio within parameters of estimated liability payouts, and focuses the overall portfolio on high quality investments. By so doing, Old Republic believes it is reasonably assured of its ability to hold securities to maturity as it may deem necessary in changing environments, and of ultimately recovering their aggregate cost.

Possible future declines in fair values for Old Republic's bond and stock portfolios would affect negatively the common shareholders' equity account at any point in time, but would not necessarily result in the recognition of realized investment losses. The Company reviews the status and market value changes of each of its investments on at least a quarterly basis during the year, and estimates of other than temporary impairments in the portfolio's value are evaluated and established at each quarterly balance sheet date. In reviewing investments for other than temporary impairment, the Company, in addition to a security's market price history, considers the totality of such factors as the issuer's operating results, financial condition and liquidity, its ability to access capital markets, credit rating trends, most current audit opinion, industry and securities markets conditions, and analyst expectations to reach its conclusions. Sudden market value declines caused by such adverse developments as newly emerged or imminent bankruptcy filings, issuer default on significant obligations, or reports of financial accounting developments that bring into question the validity of previously reported earnings or financial condition, are recognized as realized losses as soon as credible publicly available information emerges to confirm such developments. Accordingly, the recognition of losses from other-than-temporary value impairments is subject to a great deal of judgment as well as turns of events over which the Company can exercise little or no control. In the event the Company's estimate of other than temporary impairments is insufficient at any point in time, future periods' net income would be adversely affected by the recognition of additional realized or impairment losses, but its financial position would not necessarily be affected adversely inasmuch as such losses, or a portion of them, could have been recognized previously as unrealized losses.

The following tables show certain information relating to the Company's fixed maturity and equity portfolios as of the dates shown:

Credit Quality Ratings of Fixed Maturity Securities (*)

	December 31, 2003	December 31, 2002
Aaa	29.7%	30.9%
Aa	19.1	24.3
A	32.0	31.4
Baa	18.5	10.8
Total investment grade	99.3	97.4
All other (**)	.7	2.6
Total	100.0%	100.0%

(*) Credit quality ratings used are those assigned primarily by Moody's; other ratings are assigned by Standard & Poor's and converted to equivalent Moody's ratings classifications.
(**) "All other" includes non-investment or non-rated small issues of tax-exempt bonds.

The Company had no gross unrealized losses on non-investment grade fixed maturity securities as of December 31, 2003.

Gross Unrealized Losses Stratified by Industry Concentration for Investment Grade Fixed Maturity Securities as of December 31, 2003

	Amortized Cost	Gross Unrealized Losses
Fixed Maturity Securities by Industry Concentration:		
Energy	$ 58.5	$ 1.4
Municipals	49.5	.5
Industrials	48.8	.7
Telecom	44.6	.7
Other	289.3	4.3
Total	$ 490.9 (a)	$ 7.8

(a) Represents 9.0 percent of the total fixed maturity securities portfolio.

Gross Unrealized Losses Stratified by Industry Concentration for Equity Securities as of December 31, 2003

	Cost	Gross Unrealized Losses
Equity Securities by Industry Concentration:		
Health care	$ 39.7	$ 7.3
Utilities	28.7	4.1
Retail	24.0	4.6
Telecom	19.4	1.0
Other	49.2	6.8
Total	$ 161.1 (b)	$ 23.9 (c)

(b) Represents 36.7 percent of the total equity securities portfolio.
(c) Represents 5.5 percent of the cost of the total equity securities portfolio, while gross unrealized gains represent 22.4 percent of the portfolio.

Gross Unrealized Losses Stratified For All Fixed Maturity Securities as of December 31, 2003

	Amortized Cost of Fixed Maturity Securities		Gross Unrealized Losses	
	All	Non-Investment Grade Only	All	Non-Investment Grade Only
Maturity Ranges:				
Due in one year or less	$ 1.7	$ -	$ -	$ -
Due after one year through five years	119.8	-	1.5	-
Due after five years through ten years	347.9	-	5.5	-
Due after ten years	21.3	-	.7	-
Total	$ 490.9 (d)	$ -	$ 7.8	$ -

(d) Represents 9.0 percent of the total fixed maturity securities portfolio.

Gross Unrealized Losses Stratified by Duration and Amount of Unrealized Losses as of December 31, 2003

	Amount of Gross Unrealized Losses			
	Less than 20% of Cost	20% to 50% of Cost	More than 50% of Cost	Total Gross Unrealized Loss
Number of Months in Loss Position:				
Fixed Maturity Securities:				
One to six months	$ 7.6	$ -	$ -	$ 7.6
Seven to twelve months	-	-	-	-
More than twelve months	.2	-	-	.2
Total	$ 7.8	$ -	$ -	$ 7.8
Equity Securities:				
One to six months	$ 2.2	$ -	$ -	$ 2.2
Seven to twelve months	-	-	-	-
More than twelve months	9.7	11.9	-	21.6
Total	$ 12.0	$ 11.9	$ -	$ 23.9
Number of Issues in Loss Position:				
Fixed Maturity Securities:				
One to six months	106	-	-	106
Seven to twelve months	1	-	-	1
More than twelve months	3	-	-	3
Total	110	-	-	110 (e)
Equity Securities:				
One to six months	8	-	-	8
Seven to twelve months	-	-	-	-
More than twelve months	13	5	-	18
Total	21	5	-	26 (e)

The aging of issues with unrealized losses employs month-end closing market price comparisons with an issue's original cost. The percentage reduction from original cost reflects the decline as of a specific point in time, December 31, 2003 in the above table, and accordingly, is not indicative of a security's value having been consistently below its cost at the percentages and throughout the periods shown.

(e) At December 31, 2003 the number of issues in a loss position represent 6.9 percent as to fixed maturities, and 27.7 percent as to equity securities of the total number of such issues held by the Company.

Age Distribution of Fixed Maturity Securities

	December 31, 2003	December 31, 2002
Maturity Ranges:		
Due in one year or less	11.0%	13.4%
Due after one year through five years	50.0	55.9
Due after five years through ten years	37.7	29.9
Due after ten years through fifteen years	1.3	.8
Due after fifteen years	-	-
Total	100.0%	100.0%
Average Maturity	4.5 Yrs.	3.9 Yrs.
Duration (f)	4.0	3.5

(f) Duration is used as a measure of bond price sensitivity to interest rate changes. A duration of 4.0 as of December 31, 2003 implies that a 100 basis point parallel increase in interest rates from current levels would result in a possible decline in the market value of the long-term fixed maturity investment portfolio of approximately 4.0 percent.

Composition of Unrealized Gains (Losses)

	December 31, 2003	December 31, 2002
On Fixed Maturity Securities:		
Amortized cost	$ 5,463.9	$ 5,043.6
Estimated fair value	5,741.1	5,344.2
Gross unrealized gains	285.0	318.6
Gross unrealized losses	(7.8)	(18.0)
Net unrealized gains	$ 277.1	$ 300.5
On Equity Securities:		
Cost	$ 439.2	$ 520.3
Estimated fair value	513.5	513.5
Gross unrealized gains	98.2	63.1
Gross unrealized losses	(23.9)	(69.9)
Net unrealized gains (losses)	$ 74.2	$ (6.7)

Among other major assets, substantially all of the Company's receivables are not past due. Reinsurance recoverable balances on paid or estimated unpaid losses are deemed recoverable from solvent reinsurers or reduced by allowances for estimated amounts unrecoverable which allowances are reflected in the Company's net reserve liabilities. Deferred policy acquisition costs are estimated by taking into account the variable costs of producing specific types of insurance policies, and evaluating their recoverability on the basis of recent trends in claims costs. The Company's deferred policy acquisition cost balances have not fluctuated substantially from period-to-period and do not represent significant percentages of assets, shareholders' equity, or premium reserves.

The parent holding company meets its liquidity and capital needs principally through dividends paid by its subsidiaries. The insurance subsidiaries' ability to pay cash dividends to the parent company is generally restricted by law or subject to approval of the insurance regulatory authorities of the states in which they are domiciled. The Company can receive up to $321.2 in dividends from its subsidiaries in 2004 without the prior approval of regulatory authorities. The liquidity achievable through such permitted dividend payments is more than adequate to cover the parent holding company's currently expected cash outflows represented mostly by interest on outstanding debt and quarterly cash dividend payments to shareholders. In addition, Old Republic can access the commercial paper market for up to $150.0 to meet unanticipated liquidity needs. During 2003 and 2002, the Company used a part of available cash flow to redeem a portion of its commercial paper outstanding, thereby reducing consolidated debt by approximately $1.0 and $15.0, respectively.

Old Republic's capitalization of $3,691.3 at December 31, 2003 consisted of debt of $137.7 and common shareholders' equity of $3,553.6. Changes in the common shareholders' equity account for the three most recent years reflect primarily the retention of earnings in excess of dividends declared on outstanding preferred and common shares and an increase in the value of investments carried at market values. In May 2003, the Company canceled 1.9 million common shares previously reported as treasury stock, and restored them to unissued status; this had no effect on total shareholders' equity or the financial condition of the Company. At its March, 2002 meeting, the Company's

Board of Directors authorized the reacquisition of up to $200.0 of common shares as market conditions warrant during the two year period from that date; no stock had as yet been acquired through December 31, 2003 pursuant to this authorization.

The following table shows certain information relating to the Company's contractual obligations as of December 31, 2003:

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Contractual Obligations:					
Debt	$ 137.7	$ 19.5	$ 1.0	$ 115.5	$ 1.5
Operating Leases	128.6	33.7	43.6	24.6	26.5
Total	$ 266.3	$ 53.2	$ 44.7	$ 140.2	$ 28.1

In December, 2003, the Company's Board of Directors declared a 50 percent stock dividend on the Company's outstanding common shares. At the same time, the Board of Directors also declared a special year-end cash dividend of $.667 per common share ($1.00 per common share before adjustment for the 50 percent stock dividend).

RESULTS OF OPERATIONS

Revenues:

Pursuant to GAAP applicable to the insurance industry, revenues are associated with the related benefits, claims, and expenses by means of the provision for policy benefits, the deferral and subsequent amortization of applicable acquisition costs, and the recognition of incurred benefits, claims and operating expenses. Substantially all general insurance premiums are reflected in income on a pro-rata basis. Earned but unbilled premiums are generally taken into income on the billing date, while adjustments for retrospective premiums, commissions and similar charges or credits are accrued on the basis of periodic evaluations of current underwriting experience and contractual obligations.

Nearly all of the Company's mortgage guaranty premiums stem from monthly installment policies. Accordingly, such premiums are fully earned in the month they are reported and received. With respect to minor numbers of annual or single premium policies, earned premiums are largely recognized on a pro-rata basis over the terms of the policies.

Title premium and fee revenues stemming from the Company's direct operations represent approximately 40% of such consolidated title business revenues. Such premiums are generally recognized as income at the escrow closing date which approximates the policy effective date. Fee income related to escrow and other closing services is recognized when the related services have been performed and completed. The remaining 60% of consolidated title premium and fee revenues is produced by independent title agents and other service providers. Rather than making estimates that could be subject to significant variance from actual premium and fee production, the Company recognizes revenues from those sources upon receipt. Such receipts can reflect a three to four month lag relative to the effective date of the underlying title policy, and are offset concurrently by production expenses and claim reserve provisions.

Ordinary life insurance premiums are recognized as revenues when due, whereas premiums for other coverages such as credit life, credit disability, and health insurance are recognized as income on a pro-rata, sum of the years' digits, or combination of such methods as are deemed most applicable in the circumstances.

The composition of Old Republic's earned premiums and fees for the periods reported upon was as follows:

	Years Ended December 31,		
	2003	2002	2001
General Insurance premiums	$ 1,379.5	$ 1,184.1	$ 1,000.2
Mortgage Guaranty premiums	400.9	376.2	353.1
Title Insurance premiums and fees	1,103.8	813.4	625.3
Life Insurance premiums	51.6	50.1	50.6
Consolidated premiums and fees	$ 2,936.0	$ 2,423.9	$ 2,029.5

Consolidated net premiums and fees earned increased by 21.1%, 19.4% and 16.9% in 2003, 2002 and 2001, respectively. Earned premiums in the General Insurance Group increased 16.5%, 18.4% and 16.6% in 2003, 2002 and 2001, respectively, as a result of positive pricing and risk selection changes the Company has effected during the past four years, as well as additional business produced in an environment marked by a more restrictive marketing stance on the part of many competitors. During 2002 and 2001 in particular, Old Republic experienced greater success in retaining existing accounts and obtaining new accounts at generally rising prices. Mortgage guaranty premium income trends reflect greater sales opportunities arising from strong housing and mortgage lending markets, offset in part by a high level of mortgage refinancing activity and a greater amount of reinsurance cessions. High loan refinancing activity tends to reduce mortgage guaranty insurers' policies in force, and thus renewal premium production, since previously insured mortgages may no longer require coverage or may become insured by competitors. Title Group premium and fee revenues increased by 35.7%, 30.1% and 26.6% in 2003, 2002 and 2001, respectively. These results reflect a continuation of favorable market conditions for the sale of new and used homes, and most importantly strong mortgage refinancing activity driven by a fairly consistent drop in mortgage rates during the recent past. Life and disability premiums volume has continued to reflect the flattish trends of the past several years as growth for the Company's limited product offerings has been inhibited by significant price competition among life and health insurers.

Consolidated net investment income grew by 2.4% in 2003, was down 0.8% in 2002 and grew by 0.3% in 2001. For each of the past three years, this revenue source was affected by a rising invested asset base caused by positive consolidated operating cash flows, by a concentration of investable assets in interest-bearing fixed maturity securities, and by changes in market yields. The average annual yield on investments was 4.7%, 5.1% and 5.6% for the years ended December 31, 2003, 2002 and 2001, respectively. Yield trends reflect at once the relatively short maturity of Old Republic's fixed maturity securities portfolio, a continuation of a progressively lower yield environment during the past three years, and a moderate increase in equity investments which typically produce lower current yields in the form of cash dividends.

The Company's investment policies have not been designed to maximize or emphasize the realization of investment gains. Rather, these policies aim to assure a stable source of income from interest and dividends, protect capital, and provide sufficient liquidity to meet insurance underwriting and other obligations as they become payable in the future. Dispositions of fixed maturity securities arise mostly from scheduled maturities and early calls; in 2003, 2002 and 2001, 70.2%, 74.9% and 88.7%, respectively, of all such dispositions resulted from these occurrences. Dispositions of equity securities at a realized gain or loss reflect such factors as ongoing assessments of issuers' business prospects, rotation among industry sectors, and tax planning considerations. Additionally, the amount of net realized gains and losses registered in any one accounting period are affected by the aforementioned assessments of securities' values for other than temporary impairment. As a result of the interaction of all these factors and considerations, net realized investment gains or losses can vary significantly from period-to-period, and, in the Company's view, are not indicative of any particular trend or result in its basic insurance underwriting business. The following table reflects the composition of net realized gains or losses for the periods shown:

	Years Ended December 31,		
	2003	2002	2001
Realized Gains (Losses) on Disposition of:			
Fixed maturity securities	$ 4.6	$ 3.8	$ (2.9)
Equity securities and miscellaneous investments	31.1	29.1	39.4
Total	35.7	33.0	36.5
Impairment losses on:			
Fixed maturity securities	-	(5.0)	(1.2)
Equity securities and miscellaneous investments	(16.4)	(14.0)	(5.5)
Total	(16.4)	(19.0)	(6.7)
Net realized gains	$ 19.3	$ 3.9	$ 29.7

Expenses:

The insurance business is distinguished from most others in that the prices (premiums) charged for insurance coverages are set without clear knowledge of the claim costs that will ultimately emerge and be incurred, often many years after issuance of a policy. In order to achieve a necessary matching of revenues and expenses, the Company records in each accounting period the benefits, claims and related settlement costs that have been incurred during the period. Such costs are affected by the adequacy of reserve estimates established for current and prior years' claim occurrences. The establishment of claim reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors. These factors include past experience applicable to the anticipated costs of various types of claims, continually evolving and changing legal theories emanating from the judicial system, recurring accounting, statistical, and actuarial studies, the professional experience and expertise of the Company's claim departments' personnel or attorneys and independent claim adjusters, ongoing changes in claim frequency or severity patterns such as those caused by natural disasters, illnesses, accidents, work-related injuries, and changes in general and industry-specific economic conditions. Consequently, the reserve-setting process relies on management's judgments and the opinions of a large number of persons, on the application and interpretation of historical precedent and trends, and on expectations as to future developments. At any point in time, the Company is exposed to possibly higher than anticipated claim costs due to all of these factors, and to the evolution, interpretation, and expansion of tort law, as well as the effects of unexpected jury verdicts.

All reserves are thus based on a large number of assumptions and resulting estimates which are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. The resulting changes in estimates are recorded in operations of the periods during which they are made. The Company believes that its overall reserving practices have been consistently applied over many years. For at least the past ten years, previously established reserves have produced reasonable estimates of the ultimate net costs of claims incurred. However, no representation is made that ultimate net claim and related costs will not develop in future years to be greater or lower than currently established reserve estimates.

In addition to the factors cited in the two preceding paragraphs, certain events could impact adversely the Company's reserve adequacy and its future operating results and financial condition. With respect to Old Republic's General insurance business, such events or exposures would include catastrophic workers' compensation claims caused by a terrorist attack or a natural disaster such as an earthquake, legislated retroactive incurrence of previously denied or settled claims, the levying of major guaranty fund assessments by various states based on the costs of insurance company failures apportioned against remaining and financially secure insurers, the future failure of one or more significant assuming reinsurers that would void or reduce the Company's reinsurance recoverable for losses paid or in reserve, and greater than expected involuntary market assessments, such as those caused by forced participation in assigned risk and similar state plans, all of which cannot be reasonably estimated prior to their emergence.

Mortgage guaranty claim reserves could develop deficiently as a result of an unexpected rise in unemployment which might hinder borrowers' ability to cure mortgage payment defaults. Significant declines in home prices could also have similarly adverse effects since salvage recoveries from the sale of properties obtained through foreclosures could be reduced. Title segment loss reserve levels could be impacted adversely by such developments as reduced loan refinancing activity whose effect could be to lengthen the period during which title policies remain exposed to loss emergence, or reductions in either property values or the volume of transactions which, by virtue of the speculative nature of some real estate developments, could lead to increased occurrences of fraud, defalcations or mechanics' liens. As to Old Republic's life and health segment, reserve adequacy may be affected adversely by greater than anticipated medical care cost inflation as well as greater than expected frequency and severity of claims.

In management's opinion, geographic concentrations of assureds' employees in the path of an earthquake or acts of terrorism represent the most significant catastrophic risks to Old Republic's General insurance segment. These risks would largely impact the workers' compensation line since primary insurers such as the Company must, by regulation, issue unlimited liability policies. While Old Republic obtains a degree of protection through its reinsurance program as to earthquake exposures, and until 2005, through the Terrorism Risk Insurance Act of 2002, there is no assurance that recoveries thereunder would be sufficient to offset the costs of a major calamity nor eliminate its possible major impact on operating results and financial condition. Old Republic has availed itself of modeling techniques to evaluate the possible magnitude of earthquake or terrorist induced claim costs for its most exposed coverage of workers' compensation. Such models, however, have not been sufficiently validated by past occurrences, and rely on a large variety and number of assumptions. As a result, they may not be predictive of possible claims from future events. With respect to the Company's Mortgage Guaranty business, the most significant risk lies in the possibility of prolonged economic dislocations that would result in high unemployment levels and depressed property values conspiring to magnify loan default rates and resulting claim costs. In Title insurance, the Company's biggest exposure likely relates to defalcations and fraud which can result in significant aggregations of claims or non-collection of insurance premiums. In Life insurance, as in General insurance, concentrations of insured lives coupled with a catastrophic event would represent the Company's largest exposure. In all of these regards, current GAAP accounting does not permit the Company's reserving practices to anticipate and provide for these exposures before they occur.

Most of Old Republic's consolidated claim and related expense reserves stem from its General insurance business. At December 31, 2003, such reserves accounted for 88.6% and 81.9% of consolidated gross and net of reinsurance reserves, respectively. The following table shows a breakdown of gross and net of reinsurance claim reserve estimates for major types of insurance coverages as of that date:

	Gross	Net
Claim and Loss Adjustment Expense Reserves:		
Commercial automobile (mostly trucking)	$ 764.5	$ 616.6
Workers' compensation	1,482.6	743.4
General liability	733.8	270.7
Other coverages	498.0	333.2
Unallocated loss adjustment expense reserves	83.7	83.6
Total general insurance segment reserves	3,562.8	2,047.7
Mortgage guaranty	181.5	179.7
Title	237.1	237.1
Life	18.2	12.6
Unallocated loss adjustment expense reserves - other segments	22.7	22.7
Total claim and loss adjustment expense reserves	$4,022.7	$2,500.1
Asbestosis and environmental claim reserves included in the above general insurance reserves: Amount	$ 91.0	$ 56.6
% of total general insurance segment reserves	2.6%	2.8%

Old Republic's General insurance business is composed of a large variety of lines or classes of commercial insurance; it has negligible exposure to personal lines such as homeowners or private passenger automobile insurance that exhibit wide diversification of risks, significant frequency of claim occurrences, and high degrees of statistical credibility. Most of the General Insurance segment's claim reserves stem from liability insurance coverages for commercial customers. Liability claims typically require more extended periods of investigation and at times protracted litigation before they are finally settled, and thus tend to exhibit loss development and payment patterns that stretch over relatively long periods of time.

The Company establishes point estimates for most reserves on an insurance coverage line-by-line basis for individual subsidiaries, sub-classes, or individual blocks of business that have similar attributes. Actuarially or otherwise derived ranges of reserve levels are not utilized in setting such reserves. The reserves listed in the table above represent such point estimates. Accordingly, the overall reserve level at any point in time represents the compilation of a very large number of reported ("case") reserve estimates and the results of a variety of formula calculations intended to cover claims and related costs not as yet reported or emerged ("IBNR"). Case reserves are based on continually evolving assessments of the facts available to the Company during the claim settlement process. Long-term, disability-type workers' compensation reserves are discounted to present value based on interest rates ranging from 3.5% to 4.0%. Formula calculations are utilized and are intended to cover IBNR claim costs as well as additional costs that can arise from such factors as monetary and social inflation, changes in claims administration processes, changes in reinsurance ceded levels, and expected trends in claim costs and related ratios. Typically, such formulas take into account so-called link ratios that represent prior years' patterns of incurred or paid loss trends between succeeding years, or past experience relative to progressions of the number of claims reported over time and ultimate average costs per claim. Reserves pertaining to large individual commercial insurance accounts that exhibit sufficient statistical credibility, and that may be subject to retrospective premium rating plans or the utilization of varying levels or types of self insured retentions are established on an account by account basis using case reserves and applicable formula-driven methods. For certain so-called long-tail categories of insurance such as excess liability or excess workers' compensation, officers and directors' liability, and commercial umbrella liability relative to which claim development patterns are particularly long, more volatile, and immature in their early stages of development, the Company judgmentally establishes the most current accident years' loss reserves on the basis of expected loss ratios. As actual claims data emerges in succeeding years, the original accident year loss ratio assumptions are validated or otherwise adjusted sequentially through the application of statistical or actuarial projection techniques such as the Bornhuetter/Ferguson method which utilizes data from the more mature experience of prior years.

Except for a small portion that emanates from ongoing primary insurance operations, a substantial majority of the asbestosis and environmental ("A&E") claim reserves posted by Old Republic stem mainly from its participations in assumed reinsurance treaties and insurance pools. Substantially all such participations were discontinued fifteen or more years ago and have since been in run-off status. With respect to the primary portion of gross A&E reserves, Old Republic administers the related claims through its claims personnel as well as outside attorneys, and posted reserves reflect its best estimates of ultimate claim costs. Claims administration for the assumed portion of the Company's A&E exposures is handled by the claims departments of unrelated primary or ceding reinsurance companies. While the Company performs periodic reviews of a portion of claim files so managed, the overall A&E reserves it establishes respond to the paid claim and case reserve activity reported to the Company as well as available industry statistical data such as so-called survival ratios. Such ratios represent the number of years' average paid losses for the three or five most recent calendar years that are encompassed by an insurer's A&E reserve level at any point in time. According to this simplistic appraisal of an insurer's A&E loss reserve level, Old Republic's average five year survival ratios stood at 6.3 years (gross) and 9.8 years (net of reinsurance) as of December 31, 2003. Incurred net losses for asbestosis and environmental claims have averaged 1.2% of General Insurance Group incurred losses over the past five years.

Mortgage guaranty loss reserves are based on calculations that take into account the number of reported insured mortgage loan defaults as of each balance sheet date, as well as experience-based estimates of loan defaults that have occurred but have not as yet been reported. Further, the resulting loss reserve estimates take into account a large number of variables including trends in claim severity, potential salvage recoveries, expected cure rates for reported loan defaults at various stages of default, and judgments relative to future employment levels, housing market activity, and mortgage loan demand and extensions.

Title insurance and related escrow service loss and loss adjustment expense reserves are established to cover the estimated settlement costs of known as well as claims incurred but not reported, concurrently with the recognition of premium and escrow service revenues. Reserves for known claims are based on an assessment of the facts available to the Company during the settlement process. Reserves for claims incurred but not reported are established on the basis of past experience and evaluations of such variables as changes and trends in the types of policies issued, changes in real estate markets and interest rate environments, and changed levels of loan refinancings, all of which can have a bearing on the emergence, number, and ultimate cost of claims.

Life and health insurance claim reserves also take into account estimates of the costs of settling known as well as incurred but not reported claims. Such estimates are based on an assessment of the facts available during the settlement process and past experience as to the emergence and severity of unreported claims.

In addition to the above reserve elements, the Company establishes reserves for loss settlement costs that are not directly related to individual claims. Such reserves are based on prior years' experience and are intended to cover the unallocated costs of claim departments' administration of known and IBNR claims.

Substantially all of the Company's reserves for IBNR claims relate to its general insurance business. As of December 31, 2003, the Company's general insurance segment carried reserves of $595.1 to cover claims incurred but not as yet reported as well as possible adverse development of known cases. As noted above, the aggregate of these provisions, known collectively as IBNR reserves, results from the application of many formulas and reserve-setting approaches that are sensitive to the wide variety of already enumerated factors. Should the reserves for IBNR claims be understated by 10% for a deficiency of $59.5, or 2.9% of the Company's net general insurance reserves as of the most current year end, the impact on the Company's income statement would be to reduce pretax income by that amount. While the Company has not incurred such deficiency levels on reserves posted as of the 10 most recent year ends, there can be no assurance that this experience will continue in the future.

The percentage of net benefits, claims, and related settlement expenses measured against premiums and related fee revenues of the Company's operating segments were as follows:

	Years Ended December 31,		
	2003	2002	2001
General Insurance Group	67.8%	72.6%	75.3%
Mortgage Guaranty Group	22.7%	14.1%	16.1%
Title Insurance Group	5.8%	5.0%	4.0%
Life Insurance Group	48.8%	58.0%	59.7%
Consolidated	37.9%	40.2%	42.4%

The general insurance portion of the claims ratio improved in 2003 compared to 2002 which also reflected an improvement over 2001. The downtrend in this major cost factor reflects largely the aforementioned pricing and risk selection improvements effected in the past thirty-six months or so. The lower 2002 mortgage guaranty claims ratio results from a decline in claim provisions driven principally by a drop in expected claim severity, while the increase in 2003 was driven mostly by higher claim frequencies. A small increase in 2001 was largely the result of a moderately higher loan default rate factor. The title insurance loss ratio has been in the low single digits in each of the past three years due to a continuation of favorable trends in claims frequency and severity for business underwritten since 1992 in particular. The uptrend in the 2003 and 2002 title insurance loss ratios stem from a rise in the net provision for ultimate claim costs from the historically low level achieved in 2001. Old Republic's life and health benefit and claims ratio, though reasonably stable in the periods reported upon, can vary widely from period to period due to the relatively small size of this segment's book of business and the material impact that even a slight change in frequency or severity of death and health claims can have. The consolidated benefit and claim ratio reflects the changing effect of period to period contributions of each segment to consolidated results and this ratio's variances within each segment.

The Company's mix of coverages, industries served, and long-standing objective of assuring wide dispersion of risks in selected geographical areas minimized claim exposures related to the September 11, 2001 terrorist attack on America. The income statement for the year ended December 31, 2001 nonetheless included charges aggregating approximately $4.0 to cover isolated property, workers' compensation, trip delay and life insurance claims; the resulting aggregate post tax charge of $2.6 reduced consolidated net income 1 cent per share.

The ratio of consolidated underwriting, acquisition, and insurance expenses to net premiums and fees earned was 48.5% in 2003, 47.9% in 2002 and 46.5% in 2001. Variations in these consolidated ratios reflect a continually changing mix of coverages sold and attendant costs of producing business in the Company's four business segments. The following table sets forth the expense ratios registered by each business segment for the periods shown:

	Years Ended December 31,		
	2003	2002	2001
General Insurance Group	25.5%	25.8%	26.7%
Mortgage Guaranty Group	24.8%	32.3%	27.5%
Title Insurance Group	84.6%	85.6%	87.2%
Life Insurance Group	55.2%	42.5%	45.4%
Consolidated	48.5%	47.9%	46.5%

Expense ratios for the Company as a whole have remained basically stable for the periods reported upon. The slight downtrend in the General Insurance Group's expense ratio reflects the benefits of firm general expense management in the face of a greater revenue base. The mortgage guaranty segment's expense ratio decreased in 2003 and 2001 due to greater efficiencies gained in the distribution and servicing of its products; the increase in this ratio for 2002 was due to the posting of special operating charges aggregating $20.5. These charges stemmed from the cessation of the development and marketing of a loan portfolio evaluation service aimed at existing and potential mortgage guaranty insurance customers, and a reassessment of certain class action litigation exposures. The 2003 ratio also benefited from the resolution of the aforementioned class action litigation at a cost approximately $5.0 less than the related reserves recorded in 2002. Increased title sales volume in 2003, 2002 and 2001 led to a lower expense ratio for those years. Consumer and regulatory litigation affecting Old Republic's California title insurance subsidiary was responsible for expenses of $2.4, $3.4 and $6.8 charged to 2003, 2002 and 2001 operations, respectively. Consolidated interest and other corporate charges decreased in 2003 due primarily to reduced interest costs on a slightly lower debt level.

Pretax and Net Income:

Consolidated pretax income increased by 21.2%, 11.3% and 18.2% in 2003, 2002 and 2001, respectively. The following table shows the components of pretax income reconciled to consolidated net income:

	Years Ended December 31,		
	2003	2002	2001
Pretax income (loss):			
General Insurance Group	$ 259.0	$ 182.1	$ 141.4
Mortgage Guaranty Group	276.4	267.7	261.9
Title Insurance Group	129.8	97.8	74.6
Life Insurance Group	4.3	6.4	4.9
Other	(8.8)	(7.1)	(8.8)
Consolidated pretax net realized gains	19.3	13.9	29.7
Consolidated pretax income	680.0	560.9	503.9
Income taxes	219.9	167.7	159.7
Consolidated net income	$ 459.8	$ 392.9	$ 346.9

General insurance results improved meaningfully in 2003, 2002 and 2001 by virtue of the better underwriting experience produced by the above noted factors that affected loss and expense ratios. Further growth of mortgage guaranty income from underwriting and investments, and accelerated growth in premiums and fees from greater refinancing activity which benefited the Title Insurance Group in particular, also led to greater contributions to consolidated pretax earnings by these segments. Life and disability operations registered increased earnings in 2002 and decreased earnings in 2003 and 2001 as a result of varying benefit and claims costs, and in particular during 2003, a greater than average lapsation of certain term life policies issued in prior years and higher expense levels in travel related product areas.

The effective consolidated income tax rates were 32.3% in 2003, 29.9% in 2002, and 31.7% in 2001. The effective tax rate was reduced and net earnings were enhanced by tax and related interest recoveries of $10.9, or 6 cents per share in 2002 from the favorable resolution of tax issues dating back to the Company's 1987 tax return. Otherwise, the rates for each year reflect primarily the varying proportions of pretax operating income derived from partially tax-sheltered investment income (principally tax-exempt interest) on the one hand, and the combination of fully taxable investment income, realized investment gains or losses, and underwriting and service income, on the other hand.

OTHER INFORMATION

Reference is here made to "Information About Segments of Business" appearing elsewhere herein.

Historical data pertaining to the operating performance, liquidity, and other financial indicators applicable to an insurance enterprise such as Old Republic are not necessarily indicative of results to be achieved in succeeding years. In addition to the factors cited below, the long-term nature of the insurance business, seasonal and annual patterns in premium production and incidence of claims, changes in yields obtained on invested assets, changes in government policies and free markets affecting inflation rates and general economic conditions, and changes in legal precedents or the application of law affecting the settlement of disputed claims can have a bearing on period-to-period comparisons and future operating results.

Some of the statements made in this report, as well as oral statements or commentaries made by the Company's management in conference calls following earnings releases, can constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements, commentaries or inferences contained in this report, of necessity, involve assumptions, uncertainties, and risks that may affect the Company's future performance. With regard to Old Republic's General insurance segment, its results can be affected in particular by the level of market competition, which is typically a function of available capital and expected returns on such capital among competitors, the levels of interest and inflation rates, and periodic changes in claim frequency and severity patterns caused by natural disasters, weather conditions, accidents, illnesses, work-related injuries, and unanticipated external events. Mortgage Guaranty and Title insurance results can be impacted by similar factors and most particularly by changes in national and regional housing demand and values, the availability and cost of mortgage loans, employment trends, and default rates on mortgage loans; mortgage guaranty results, in particular, may also be impacted by various risk-sharing arrangements with business producers as well as the risk management and pricing policies of government sponsored enterprises. Life and disability insurance results can be affected by the levels of employment and consumer spending, as well as mortality and health trends, and changes in policy lapsation rates. At the parent company level, operating earnings or losses are generally reflective of the amount of debt outstanding and its cost, as well as interest income on temporary holdings of short-term investments.

Any forward-looking statements or commentaries speak only as of their dates. Old Republic undertakes no obligation to publicly update or revise all such comments, whether as a result of new information, future events or otherwise, and accordingly they may not be unduly relied upon.

Old Republic International Corporation and Subsidiaries
Consolidated Balance Sheets (All amounts, except common share data, are expressed in millions)

	December 31,	
	2003	2002
Assets		
Investments:		
Available for sale:		
Fixed maturity securities (at fair value) (cost: $5,463.9 and $2,989.4)	**$ 5,741.1**	$ 3,172.4
Equity securities (at fair value) (cost: $439.2 and $520.3)	**513.5**	513.5
Short-term investments (at fair value which approximates cost)	**403.9**	253.8
Miscellaneous investments	**53.2**	-
Total	**6,711.8**	3,939.9
Held to maturity:		
Fixed maturity securities (at amortized cost) (fair value: $ - and $2,171.7)	**-**	2,054.1
Miscellaneous investments	**8.5**	57.4
Total	**8.5**	2,111.6
Total investments	**6,720.4**	6,051.5
Other Assets:		
Cash	**47.2**	37.2
Securities and indebtedness of related parties	**54.9**	37.7
Accrued investment income	**81.5**	79.4
Accounts and notes receivable	**509.5**	474.6
Federal income tax recoverable: Current	**15.9**	1.0
Reinsurance balances and funds held	**69.9**	58.1
Reinsurance recoverable: Paid losses	**55.9**	28.9
Policy and claim reserves	**1,667.8**	1,500.3
Deferred policy acquisition costs	**221.9**	197.8
Sundry assets	**267.0**	248.5
	2,991.8	2,663.8
Total Assets	**$ 9,712.3**	$ 8,715.4

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Balance Sheets, (Continued) (All amounts, except common share data, are expressed in millions)

	December 31, 2003	December 31, 2002
Liabilities, Preferred Stock, and Common Shareholders' Equity		
Liabilities:		
Future policy benefits	$ **100.9**	$ 103.4
Losses, claims and settlement expenses	**4,022.7**	3,676.8
Unearned premiums	**814.8**	709.3
Other policyholders' benefits and funds	**71.3**	62.3
Total policy liabilities and accruals	**5,009.8**	4,552.0
Commissions, expenses, fees and taxes	**206.1**	195.2
Reinsurance balances and funds	**147.8**	133.4
Federal income tax: Deferred	**556.8**	445.2
Debt	**137.7**	141.5
Sundry liabilities	**100.2**	91.9
Commitments and contingent liabilities	**-**	-
Total Liabilities	**6,158.6**	5,559.5
Preferred Stock:		
Convertible preferred stock (*)	**-**	-
Common Shareholders' Equity:		
Common stock(*)	**184.4**	123.7
Additional paid-in capital	**245.5**	253.1
Retained earnings	**2,896.8**	2,700.5
Accumulated other comprehensive income	**236.8**	111.0
Treasury stock (at cost) (*)	**(10.0)**	(32.6)
Total Common Shareholders' Equity	**3,553.6**	3,155.8
Total Liabilities, Preferred Stock and Common Shareholders' Equity	$ **9,712.3**	$ 8,715.4

(*) At December 31, 2003 and 2002, there were 75,000,000 shares of $0.01 par value preferred stock authorized, of which 0 in 2003 and 8,700 in 2002 were convertible preferred shares issued and outstanding. As of the same dates, there were 500,000,000 shares of common stock, $1.00 par value, authorized, of which 184,471,698 in 2003 and 185,687,049 in 2002 were issued and outstanding. At December 31, 2003 and 2002, there were 100,000,000 shares of Class B Common Stock, $1.00 par value, authorized, of which no shares were issued. Common shares classified as treasury stock were 2,865,542 and 4,788,896 as of December 31, 2003 and 2002, respectively.

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Statements of Income (All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2003	2002	2001
Revenues:			
Net premiums earned	**$ 2,582.1**	$ 2,135.4	$ 1,786.8
Title, escrow, and other fees	**353.9**	288.5	242.6
Total premiums and fees	**2,936.0**	2,423.9	2,029.5
Net investment income	**279.2**	272.6	274.7
Other income	**51.2**	45.8	39.4
Total operating revenues	**3,266.5**	2,742.4	2,343.7
Realized investment gains	**19.3**	13.9	29.7
Total revenues	**3,285.8**	2,756.4	2,373.4
Benefits, Losses and Expenses:			
Benefits, claims, and settlement expenses	**1,097.6**	975.3	861.0
Dividends to policyholders	**15.1**	(.4)	(.4)
Underwriting, acquisition, and insurance expenses	**1,484.9**	1,212.0	989.9
Interest and other charges	**7.9**	8.5	18.9
Total expenses	**2,605.7**	2,195.4	1,869.5
Income before income taxes and items below	**680.0**	560.9	503.9
Income Taxes: Currently payable	**168.0**	109.1	104.4
Deferred	**51.9**	58.5	55.2
Total	**219.9**	167.7	159.7
Income before items below	**460.0**	393.2	344.2
Equity in earnings of unconsolidated subsidiaries and minority interests	**(.2)**	(.2)	2.7
Net Income	**$ 459.8**	$ 392.9	$ 346.9
Net Income Per Share:			
Basic:	**$ 2.53**	$ 2.17	$ 1.94
Diluted:	**$ 2.51**	$ 2.16	$ 1.92
Average shares outstanding: Basic	**181,549,485**	180,863,325	178,436,267
Diluted	**183,302,935**	182,323,316	180,491,859
Dividends Per Common Share:			
Cash: Regular	**$ .446**	$ .420	$ .393
Special	**.667**	-	-
Total	**$ 1.113**	$ .420	$ .393
Stock	**50%**	-%	-%

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2003	2002	2001
Net income as reported	**$ 459.8**	$ 392.9	$ 346.9
Other comprehensive income (loss):			
Foreign currency translation adjustment	**13.9**	.6	(2.4)
Unrealized gains on securities:			
Unrealized gains arising during period	**191.2**	43.6	118.8
Less: elimination of pretax realized gains included in income as reported	**19.3**	13.9	29.7
Pretax unrealized gains on securities carried at market value	**171.9**	29.6	89.1
Deferred income taxes	**60.1**	10.3	31.2
Net unrealized gains on securities	**111.7**	19.2	57.9
Net adjustments	**125.7**	19.9	55.4
Comprehensive income	**$ 585.5**	$ 412.9	$ 402.4

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Statements of Preferred Stock and Common Shareholders' Equity (All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2003	2002	2001
Convertible Preferred Stock:			
Balance, beginning of year	$ -	$ .3	$ .7
Converted into common stock	-	(.2)	(.4)
Balance, end of year	$ -	$ -	$ .3
Common Stock:			
Balance, beginning of year	$ 123.7	$ 122.1	$ 121.4
Stock dividend	61.4	-	-
Dividend reinvestment plan	-	-	-
Exercise of stock options	.4	1.3	.6
Conversion of convertible preferred stock	-	-	-
Acquisition of subsidiary	-	.1	-
Treasury stock restored to unissued status	(1.2)	-	-
Balance, end of year	$ 184.4	$ 123.7	$ 122.1
Additional Paid-in Capital:			
Balance, beginning of year	$ 253.1	$ 219.8	$ 207.8
Dividend reinvestment plan	1.5	.6	.6
Exercise of stock options	9.9	27.9	11.0
Stock option compensation	2.2	-	-
Conversion of convertible preferred stock	-	.2	.3
Acquisition of subsidiary	-	4.4	-
Treasury stock restored to unissued status	(21.4)	-	-
Balance, end of year	$ 245.5	$ 253.1	$ 219.8
Retained Earnings:			
Balance, beginning of year	$ 2,700.5	$ 2,383.2	$ 2,106.4
Net income	459.8	392.9	346.9
Dividends on common stock: cash	(201.9)	(75.7)	(70.0)
stock	(61.4)	-	-
Cash dividends on preferred stock	-	-	-
Balance, end of year	$ 2,896.8	$ 2,700.5	$ 2,383.2
Accumulated Other Comprehensive Income:			
Balance, beginning of year	$ 111.0	$ 91.1	$ 35.6
Foreign currency translation adjustments	13.9	.6	(2.4)
Net unrealized gains on securities	111.7	19.2	57.9
Balance, end of year	$ 236.8	$ 111.0	$ 91.1
Treasury Stock:			
Balance, beginning of year	$ (32.6)	$ (32.6)	$ (32.6)
Acquired during the year	-	-	-
Restored to unissued status	22.6	-	-
Balance, end of year	$ (10.0)	$ (32.6)	$ (32.6)

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 459.8	$ 392.9	$ 346.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred policy acquisition costs	(21.6)	(18.6)	(32.8)
Premiums and other receivables	(34.6)	(54.4)	(146.2)
Unpaid claims and related items	192.1	128.6	31.7
Future policy benefits and policyholders' funds	84.0	85.7	188.6
Income taxes	36.4	50.0	57.4
Reinsurance balances and funds	(24.9)	10.7	26.8
Accounts payable, accrued expenses and other	64.9	76.2	54.1
Total	756.0	671.2	526.7
Cash flows from investing activities:			
Sales of fixed maturity securities:			
Available for sale:			
Maturities and early calls	703.4	258.1	240.8
Other	298.3	195.9	59.9
Held to maturity:			
Maturities and early calls	-	328.9	254.1
Other	-	1.0	2.9
Sales of equity securities	185.7	96.7	67.4
Sales of other investments	1.7	2.0	2.9
Sales of fixed assets for company use	1.0	1.3	1.8
Cash and short-term investments of subsidiary acquired	-	1.7	-
Purchases of fixed maturity securities:			
Available for sale	(1,428.9)	(915.6)	(629.4)
Held to maturity	-	(279.1)	(293.7)
Purchases of equity securities	(119.0)	(305.7)	(146.8)
Purchases of other investments	(4.0)	(2.6)	(3.7)
Purchases of fixed assets for company use	(22.1)	(16.3)	(14.6)
Other-net	1.3	(3.5)	(3.3)
Total	(382.3)	(637.1)	(461.6)
Cash flows from financing activities:			
Increase in term loans	-	-	30.0
Issuance of preferred and common shares	9.7	22.0	9.3
Repayments of term loans	(1.0)	(15.0)	(109.0)
Redemption of debentures and notes	(2.8)	(2.8)	(1.0)
Dividends on common shares	(201.9)	(75.7)	(70.0)
Dividends on preferred shares	-	-	-
Other-net	(17.5)	(7.9)	1.2
Total	(213.6)	(79.5)	(139.4)
Increase (decrease) in cash and short-term investments	160.0	(45.5)	(74.4)
Cash and short-term investments, beginning of year	291.1	336.6	411.0
Cash and short-term investments, end of year	$ 451.2	$ 291.1	$ 336.6
Supplemental cash flow information:			
Cash paid during the year for: Interest	$ 8.7	$ 9.2	$ 13.0
Income Taxes	$ 180.6	$ 109.4	$ 97.8

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(All amounts, except common share data, are expressed in millions)

Old Republic International Corporation is a Chicago-based insurance holding company with subsidiaries engaged in the general (property and liability), mortgage guaranty, title, and life (life and disability) insurance businesses. In this report, "Old Republic", "the Corporation", or "the Company" refers to Old Republic International Corporation and its subsidiaries as the context requires. The aforementioned insurance segments are organized as the Old Republic General Insurance, Mortgage Guaranty, Title Insurance, and Life Insurance Groups, and references herein to such groups apply to the Company's subsidiaries engaged in the respective segments of business. See Note 6 for a discussion of the Company's business segments.

Note 1-Summary of Significant Accounting Policies-The significant accounting policies employed by Old Republic International Corporation and its subsidiaries are set forth in the following summary.

(a) Consolidation Practices-The consolidated financial statements include the accounts of the Corporation and those of its major insurance underwriting and service subsidiaries. Non-consolidated insurance marketing and service subsidiaries are insignificant and are reflected on the equity basis of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Accounting Principles-The Corporation's insurance underwriting subsidiaries maintain their records in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities. In consolidating such subsidiaries, adjustments have been made to conform their accounts with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investments-The Company may classify its invested assets in terms of those assets relative to which it either (1) has the positive intent and ability to hold until maturity, (2) has available for sale or (3) has the intention of trading. As of December 31, 2003, the Company's invested assets were largely classified "available for sale."

Effective January 1, 2003, the Company elected to reclassify its fixed maturity securities categorized as held to maturity to the available for sale classification. The securities involved are primarily utility and tax-exempt bonds that accounted for approximately 34 percent of Old Republic's investment portfolio. The decision was prompted by restrictive accounting rules affecting held to maturity investment securities. The necessarily mechanical application of these rules can inhibit the Corporation's ability to optimally manage its investments from a practical business point of view. As of January 1, 2003, the net impact of this reclassification on the Corporation's balance sheet was to increase the carrying value of invested assets by $117.5, deferred tax liabilities by $41.1, and shareholders' equity by $76.4, or approximately 42 cents per share. This change has no income statement impact, no effect on Old Republic's ability to hold individual securities to maturity as it may deem appropriate, and does not affect the Company's necessary long-term orientation in the management of its business. Going forward, Old Republic's shareholders' equity account could reflect somewhat greater period-to-period volatility as the entire bond, note and stock investment portfolio will now be marked to market on a quarterly basis. Nevertheless, the Company believes that its ability to hold securities until they mature or until such other time when they can be sold opportunistically are much more significant and meaningful factors than the balance sheet or income statement effect of changes in market values at any point in time.

Fixed maturity securities classified as "held to maturity" are generally carried at amortized costs while fixed maturity securities classified as "available for sale" and other preferred and common stocks (equity securities) are included at fair value with changes in such values, net of deferred income taxes, reflected directly in shareholders' equity. Fair values for fixed maturity securities and equity securities are based on quoted market prices or estimates using values obtained from independent pricing services as applicable.

The Company reviews the status and market value changes of each of its investments on at least a quarterly basis during the year, and estimates of other than temporary impairments in the portfolio's value are evaluated and established at each quarterly balance sheet date. In reviewing investments for other than temporary impairment, the Company, in addition to a security's market price history, considers the totality of such factors as the issuer's operating results, financial condition and liquidity, its ability to access capital markets, credit rating trends, most current audit opinion, industry and securities markets conditions, and analyst expectations to reach its conclusions. Sudden market value declines caused by such adverse developments as newly emerged or imminent bankruptcy filings, issuer default on significant obligations, or reports of financial accounting developments that bring into question the validity of previously reported earnings or financial condition, are recognized as realized losses as soon as credible publicly available information emerges to confirm such developments. Accordingly, the recognition of losses from other-than-temporary value impairments is subject to a great deal of judgment as well as turns of events over which the Company can exercise little or no control. In the event the Company's estimate of other than temporary impairments is insufficient at any point in time, future periods' net income would be adversely affected by the recognition of additional realized or impairment losses, but its financial position would not necessarily be affected adversely inasmuch as such losses, or a portion of them, could have been recognized previously as unrealized losses. The Company recognized other than temporary impairments of investments in the amounts of $16.4, $19.0 and $6.7 for the years ended December 31, 2003, 2002 and 2001, respectively.

The amortized cost and estimated fair values of fixed maturity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed Maturity Securities:				
December 31, 2003:				
Available for sale:				
U.S. & Canadian Governments	$ 956.3	$ 37.2	$ .1	$ 993.4
Tax-exempt	1,215.1	62.6	.5	1,277.2
Utilities	791.4	39.5	2.3	828.5
Corporate	2,501.0	145.6	4.8	2,641.8
	$ 5,463.9	$ 285.0	$ 7.8	$ 5,741.1
Fixed Maturity Securities:				
December 31, 2002:				
Held to maturity:				
Utilities	$ 754.4	$ 43.8	$ 2.4	$ 795.8
Tax-exempt	1,299.7	76.1	-	1,375.9
	$ 2,054.1	$ 120.0	$ 2.5	$ 2,171.7
Available for sale:				
U.S. & Canadian Governments	$ 929.1	$ 47.1	$ -	$ 976.2
Corporate	2,060.2	151.4	15.4	2,196.2
	$ 2,989.4	$ 198.5	$ 15.5	$ 3,172.4

The amortized cost and estimated fair value at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Fixed Maturity Securities:		
Available for Sale:		
Due in one year or less	$ 599.2	$ 610.0
Due after one year through five years	2,733.4	2,888.3
Due after five years through ten years	2,057.9	2,159.5
Due after ten years	73.4	83.2
	$ 5,463.9	$ 5,741.1

Bonds and other investments carried at $146.0 as of December 31, 2003 were on deposit with governmental authorities by the Corporation's insurance subsidiaries to comply with insurance laws.

A summary of the Company's equity securities follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity Securities:				
December 31, 2003:				
Common stocks	$ 437.2	$ 98.1	$ 23.9	$ 511.4
Perpetual preferred stocks	1.9	.1	-	2.0
	$ 439.2	$ 98.2	$ 23.9	$ 513.5
December 31, 2002:				
Common stocks	$ 518.0	$ 63.0	$ 69.8	$ 511.2
Perpetual preferred stocks	2.2	-	.1	2.2
	$ 520.3	$ 63.1	$ 69.9	$ 513.5

Investment income is reported net of allocated expenses and includes appropriate adjustments for amortization of premium and accretion of discount on fixed maturity securities acquired at other than par value. Dividends on equity securities are credited to income on the ex-dividend date. Realized investment gains and losses, which are comprised of sales of securities and provisions or write-downs of securities, are reflected as revenues in the income statement and are determined on the basis of amortized value at date of sale for fixed maturity securities, and cost in regard to equity securities; such bases apply to the specific securities sold. Unrealized investment gains and losses, net of any deferred income taxes, are recorded directly as a component of accumulated other comprehensive income.

The following table reflects the Company's gross unrealized losses and fair value, aggregated by category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003:

	12 Months or Less		Greater than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed Maturity Securities:						
U.S & Canadian Governments	$ 14.9	$ .1	$ -	$ -	$ 14.9	$ .1
Tax-exempt	48.9	.5	-	-	48.9	.5
Corporates	416.3	6.9	2.8	.2	419.1	7.2
	480.2	7.6	2.8	.2	483.0	7.8
Equity Securities	36.5	2.2	100.5	21.6	137.1	23.9
Total	$ 516.7	$ 9.9	$ 103.4	$ 21.9	$ 620.1	$ 31.8

At December 31, 2003, the Corporation and its subsidiaries had no non-income producing fixed maturity securities except for U.S. Treasury Tax and Loss Bonds in the amount of $446.5 held as required by its mortgage insurance subsidiaries for the payment of deferred income taxes.

The following table reflects the composition of net investment income, net realized gains or losses, and the net change in unrealized investment gains or losses for each of the years shown:

	Years Ended December 31,		
	2003	2002	2001
Investment income from:			
Fixed maturity securities	$ 256.4	$ 253.1	$ 251.3
Equity securities	14.6	12.4	7.9
Short-term investments	4.5	6.0	15.8
Other sources	6.8	5.2	6.1
Gross investment income	282.5	276.9	281.3
Investment expenses (1)	3.2	4.2	6.5
Net investment income	$ 279.2	$ 272.6	$ 274.7
Realized gains (losses) on:			
Fixed maturity securities:			
Held to maturity	$ -	$ (2.4)	$ (2.2)
Available for sale:			
Gains	9.0	4.0	3.1
Losses	(4.4)	(2.7)	(5.1)
Net	4.6	1.3	(1.9)
Total	4.6	(1.1)	(4.1)
Equity securities & other long-term investments	14.6	15.0	33.9
Total	19.3	13.9	29.7
Income taxes	6.7	4.8	13.5
Net realized gains	$ 12.5	$ 9.0	$ 16.1
Changes in unrealized investment gains (losses) on:			
Fixed maturity securities:			
Held to maturity (2)	$ (117.5)	$ 55.7	$ 33.6
Available for sale	$ 94.0	$ 109.1	$ 60.8
Less: Deferred income taxes	32.9	38.1	21.3
Net changes in unrealized investment gains	$ 61.1	$ 71.0	$ 39.5
Equity securities & other long-term investments	$ 77.8	$ (79.4)	$ 28.2
Less: Deferred income taxes (credits)	27.2	(27.7)	9.9
Net changes in unrealized investment gains (losses)	$ 50.6	$ (51.7)	$ 18.3

(1) Investment expenses consist of personnel costs and investment management and custody service fees, and includes interest incurred on funds held of $.1, $.3 and $1.4 for the years ended December 31, 2003, 2002 and 2001, respectively.

(2) Deferred income taxes do not apply since these securities are carried at amortized cost. During the first quarter of 2003, the Company reclassified its fixed maturity securities categorized as held to maturity to the available for sale classification, which resulted in recognizing the $117.5 of unrealized investment gains imbedded in such securities at December 31, 2002.

(d) Revenue Recognition -Pursuant to GAAP applicable to the insurance industry, revenues are associated with the related benefits, claims, and expenses by means of the provision for policy benefits, the deferral and subsequent amortization of applicable acquisition costs, and the recognition of incurred benefits, claims and operating expenses. Substantially all general insurance premiums are reflected in income on a pro-rata basis. Earned but unbilled premiums are generally taken into income on the billing date, while adjustments for retrospective premiums, commissions and similar charges or credits are accrued on the basis of periodic evaluations of current underwriting experience and contractual obligations.

Nearly all of the Company's mortgage guaranty premiums stem from monthly installment policies. Accordingly, such premiums are fully earned in the month they are reported and received. With respect to minor numbers of annual or single premium policies, earned premiums are largely recognized on a pro-rata basis over the terms of the policies.

Title premium and fee revenues stemming from the Company's direct operations represent approximately 40% of such consolidated title business revenues. Such premiums are generally recognized as income at the escrow closing date which approximates the policy effective date. Fee income related to escrow and other closing services is recognized when the related services have been performed and completed. The remaining 60% of consolidated title premium and fee revenues is produced by independent title agents and other service providers. Rather than making estimates that could be subject to significant variance from actual premium and fee production, the Company recognizes revenues from those sources upon receipt. Such receipts can reflect a three to four month lag relative to the effective date of the underlying title policy, and are offset concurrently by production expenses and claim reserve provisions.

Ordinary life insurance premiums are recognized as revenues when due, whereas premiums for other coverages such as credit life, credit disability, and health insurance are recognized as income on a pro-rata, sum of the years' digits, or combination of such methods as are deemed most applicable in the circumstances.

(e) Deferred Policy Acquisition Costs-The Corporation's insurance subsidiaries, other than title companies, defer certain costs which vary with and are primarily related to the production of business. Deferred costs consist principally of commissions, premium taxes, marketing, and policy issuance expenses. With respect to most coverages, deferred acquisition costs are amortized on the same basis as the related premiums are earned or, alternatively, over the periods during which premiums will be paid or underwriting and claim services performed. The following table summarizes deferred policy acquisition costs and related data for the years shown:

	Years Ended December 31,		
	2003	2002	2001
Deferred, beginning of year	$ 197.8	$ 179.8	$ 148.1
Acquisition costs deferred:			
Commissions – net of reinsurance	178.6	159.3	151.0
Premium taxes	58.2	45.5	40.0
Salaries and other marketing expenses	102.5	92.1	84.1
Sub-total	339.3	297.0	275.1
Amortization charged to income	(315.2)	(279.1)	(243.3)
Change for the year	24.0	17.9	31.8
Deferred, end of year	$ 221.9	$ 197.8	$ 179.8

(f) Future Policy Benefits/Unearned Premiums-General insurance and level term credit life insurance policy liabilities represent unearned premium reserves developed by application of monthly pro-rata factors to premiums in force. Disability/accident & health and decreasing term credit life insurance policy liabilities are calculated primarily on a sum-of-the-years-digits method. Mortgage guaranty unearned premium reserves are calculated primarily on a pro-rata basis. Ordinary life policy liabilities are determined on a level premium method and take into account mortality and withdrawal rates based principally on anticipated company experience; assumed interest rates range from 3.0% to 6.0%.

At December 31, 2003 and 2002, the Life Insurance Group had $7,431.2 and $7,383.6, respectively, of net life insurance in force. Future policy benefits and unearned premiums, consisted of the following:

	December 31,	
	2003	2002
Future Policy Benefits:		
Life Insurance Group:		
Life insurance	$ 70.9	$ 69.3
Disability/accident & health	30.0	34.0
Total	$ 100.9	$ 103.4
Unearned Premium:		
General Insurance Group	$ 766.8	$ 666.4
Mortgage Guaranty Group	47.9	42.9
Total	$ 814.8	$ 709.3

The Company has previously issued directly or assumed as a reinsurer certain insurance policies generally categorized as financial guarantees. All such business has been in run off mode for several years. The major types of guarantees pertain to state, municipal and other general or special revenue bonds. The types of risks involved include failure by the bond issuer to make timely payment of principal and interest. The degree of risk pertaining to these insurance products is largely dependent on the effects of general economic cycles and changes in the credit worthiness of issuers whose obligations have been guaranteed. Premiums received for financial guarantee policies are generally earned over the terms of the contract (which may range between 5 and 30 years) or on the basis of current exposure relative to maximum exposure in force. Since losses on financial guarantee insurance products cannot be predicted reliably, the Company's unearned premium reserves serve as the primary income recognition and loss reserving mechanism. When losses become known and determinable, they are paid or placed in reserve and the remaining directly-related unearned premiums are taken into income. No assurance can be given that unearned premiums will be greater or less than ultimate incurred losses on these policies.

The following table reflects certain data pertaining to net insurance in force for the Company's financial guarantee business at the dates shown:

	Years Ended December 31,	
	2003	2002
Bond Insurance:		
Insurance in force	$ 1,118.9	$ 1,405.8
Unearned Premiums	$ 6.0	$ 7.8

With respect to mortgage guaranty insurance (net insurance in force of $112,882.4 and $112,916.4, at December 31, 2003 and 2002, respectively) the Company's reserving policies are set forth below in Note 1(g).

(g) Losses, Claims and Settlement Expenses-The establishment of claim reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors. These factors include past experience applicable to the anticipated costs of various types of claims, continually evolving and changing legal theories emanating from the judicial system, recurring accounting, statistical, and actuarial studies, the professional experience and expertise of the Company's claim departments' personnel or attorneys and independent adjusters retained to handle individual claims, the effect of inflationary trends on future claim settlement costs, and ongoing changes in claim frequency or severity patterns such as those caused by natural disasters, illnesses, accidents, work-related injuries, or changes in economic conditions. Consequently, the reserve-setting process relies on the judgments and opinions of a large number of persons, on the application and interpretation of historical precedent and trends, and on expectations as to future developments. At any point in time, the Company and the insurance industry are exposed to possibly higher than anticipated claim costs due to the aforementioned factors, and to the evolution, interpretation, and expansion of tort law, as well as the effects of unexpected jury verdicts.

All reserves are necessarily based on estimates which are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. The resulting changes in estimates are recorded in operations of the periods during which they are made. Return and additional premiums and policyholders' dividends, all of which tend to be affected by development of claims in future years, may offset, in whole or in part, developed claim redundancies or deficiencies for certain coverages such as workers' compensation, a portion of which are written under loss sensitive programs that provide for such adjustments. The Company believes that its overall reserving practices have been consistently applied over many years, and that its aggregate net reserves have produced reasonable estimates of the ultimate net costs of claims incurred. However, no representation is made that ultimate net claim and related costs will not be greater or lower than previously established reserves.

General Insurance Group reserves are established to provide for the ultimate expected cost of settling unpaid losses and claims reported at each balance sheet date. Such reserves are based on continually evolving assessments of the facts available to the Company during the settlement process which may stretch over long periods of time. Long-term disability-type workers' compensation reserves are discounted to present value based on interest rates ranging from 3.5% to 4.0%. Losses and claims incurred but not reported, as well as expenses required to settle losses and claims are established on the basis of various criteria, including historical cost experience and anticipated costs of servicing reinsured and other risks. Estimates of possible recoveries from salvage or subrogation rights are considered in the establishment of such reserves as applicable.

Early in 2001, the Federal Department of Labor revised the Federal Black Lung Program regulations. The revisions basically require a re-evaluation of previously settled, denied, or new occupational disease claims in the context of newly devised, more lenient standards when such claims are resubmitted. Following a number of challenges and appeals by the insurance and coal mining industries, the revised regulations were, for the most part, upheld in June, 2002 and are to be applied prospectively. Since the final quarter of 2001 black lung claims filed or refiled pursuant to these anticipated and now final regulations have increased, though the 2003 volume of new claim reports abated. The vast majority of claims filed to date against Old Republic pertain to business underwritten through loss sensitive programs that permit the charge of additional or refund of return premiums to wholly or partially offset changes in estimated claim costs, or to business underwritten as a service carrier on behalf of various industry-wide involuntary market (i.e. assigned risk) pools. A much smaller portion pertains to business produced on a traditional risk transfer basis. The Company has established applicable reserves for claims as they have been reported and for claims not as yet reported on the basis of its historical experience and assumptions as to the effect of the revised regulations. Inasmuch as a variety of challenges are likely as the revised regulations are implemented in the actual claim settlement process, the potential impact on reserves, gross and net of reinsurance or retrospective premium adjustments, resulting from such regulations cannot as yet be estimated with reasonable certainty.

Old Republic's reserve estimates also include provisions for indemnity and settlement costs for various asbestosis and environmental impairment ("A&E") claims that have been filed in the normal course of business against a number of its insurance subsidiaries. Many such claims relate to policies issued prior to 1985, including many issued during a short period between 1981 and 1982 pursuant to an agency agreement canceled in 1982. Over the years, the Corporation's property and liability insurance subsidiaries have typically issued general liability insurance policies with face amounts ranging between $1.0 and $2.0 and rarely exceeding $10.0. Such policies have, in turn, been subject to reinsurance cessions which have typically reduced the Corporation's retentions to $.5 or less as to each claim. At December 31, 2003, the Corporation's aggregate indemnity and loss adjustment expense reserves specifically identified with A&E exposures amounted to approximately $91.0 gross, and $56.6 net of reinsurance. Based on average annual claims payments during the five most recent calendar years, such reserves represented 6.3 years (gross) and 9.8 years (net) of average annual claims payments. Old Republic's exposure to A&E claims cannot, however, be calculated by conventional insurance reserving methods for a variety of reasons, including: a) the absence of statistically valid data inasmuch as such claims typically involve long reporting delays and very often uncertainty as to the number and identity of insureds against whom such claims have arisen or will arise; and b) the litigation history of such or similar claims for insurance industry members that has produced court decisions that have been inconsistent with regard to such questions as when an alleged loss occurred, which policies provide coverage, how a loss is to be allocated among potentially responsible insureds and/or their insurance carriers, how policy coverage exclusions are to be interpreted, what types of environmental impairment or toxic tort claims are covered, when the insurer's duty to defend is triggered, how policy limits are to be calculated, and whether clean-up costs constitute property damage. In recent times, the Executive Branch and/or the Congress of the United States have proposed or considered changes in the legislation and rules affecting the determination of liability for environmental and asbestosis claims. As of December 31, 2003, however, there is no solid evidence to suggest that possible future changes might mitigate or reduce some or all of these claim exposures. Because of the above issues and uncertainties, estimation of reserves for losses and allocated loss adjustment expenses for A&E claims in particular is much more difficult or impossible. Accordingly, no representation can be made that the Corporation's reserves for such claims and related costs will not prove to be overstated or understated in the future.

Mortgage guaranty loss and loss adjustment expense reserve estimates are based on reported insured mortgage loan defaults, as well as experience-based estimates of loan defaults that have occurred but have not as yet been reported as of each balance sheet date. In making all these estimates, such variables as trends in net claim severity, salvage and cure rates for mortgages at varying stages of default, and trends in employment levels and housing market activity are considered.

Title insurance and related escrow service loss and loss adjustment expense reserves are established to cover the estimated settlement costs of known as well as claims incurred but not reported. Reserves for known claims are based on an assessment of the facts available to the Company during the settlement process. Reserves for claims incurred but not reported are established concurrently with the recognition of premium and escrow service revenues based on past experience and an evaluation of such variables as changes and trends in the types of policies issued, and changes in real estate market and interest rate environments that can have a bearing on the emergence, number, and ultimate cost of claims.

Life and health insurance claim reserves also take into account estimates of the costs of settling known as well as incurred but not reported claims. Such estimates are based on an assessment of the facts available during the settlement process and past experience as to the emergence and severity of unreported claims.

The following table shows an analysis of changes in aggregate reserves for the Company's losses, claims and settlement expenses for each of the years shown:

	Years Ended December 31,		
	2003	2002	2001
Gross reserves at beginning of year	$ 3,676.8	$ 3,451.0	$ 3,389.5
Less: reinsurance losses recoverable	1,370.7	1,273.3	1,243.9
Net reserves at beginning of year	2,306.0	2,177.6	2,145.6
Incurred claims and claim adjustment expenses:			
Provisions for insured events of the current year	1,159.2	1,049.4	983.6
Change in provision for insured events of prior years	(60.8)	(76.5)	(126.6)
Total incurred claims and claim adjustment expenses	1,098.4	972.9	857.0
Payments:			
Claims and claim adjustment expenses attributable to insured events of the current year	337.4	312.9	319.8
Claims and claim adjustment expenses attributable to insured events of prior years	566.9	531.5	505.0
Total payments	904.3	844.5	824.9
Amount of reserves for unpaid claims and claim adjustment expenses at the end of each year, net of reinsurance losses recoverable	2,500.1	2,306.0	2,177.6
Reinsurance losses recoverable	1,522.5	1,370.7	1,273.3
Gross reserves at end of year	$ 4,022.7	$ 3,676.8	$ 3,451.0

For the three most recent calendar years, the above table indicates, on line (5), that the one-year development of consolidated reserves at the beginning of each year produced average annual redundancies of about 4.0%. The Company believes that the factors most responsible, in varying and continually changing degrees, for such redundancies included greater than originally estimated salvage and subrogation recoveries, better than expected employment levels that can reduce the number of insured mortgage loans that actually default, greater than anticipated sales and rising prices of homes that can reduce claim costs upon the sale of foreclosed properties, higher levels of loan refinancing activity that can reduce the period of time over which a policy remains at risk, and lower than expected frequencies of claims incurred but not reported. The factors most responsible for producing varying offsetting levels of reserve deficiencies include the effect of reserve discounts applicable to workers' compensation claims, higher than expected severity of litigated claims in particular, governmental or judicially imposed retroactive conditions in the settlement of claims such as noted above in regard to black lung disease claims, greater than anticipated inflation rates applicable to repairs and the medical portion of claims in particular, and higher than expected claims incurred but not reported due to the slower emergence patterns applicable to certain types of claims such as those stemming from litigated, assumed reinsurance, or the A&E types of claims noted above.

(h) Income Taxes-The Corporation and most of its subsidiaries file a consolidated tax return and provide for income taxes payable currently. Deferred income taxes included in the accompanying consolidated financial statements will not necessarily become payable/recoverable in the future. The Company uses the asset and liability method of calculating deferred income taxes. This method calls for the establishment of a deferred tax, calculated at currently enacted tax rates that are applied to the cumulative temporary differences between financial statement and tax bases of assets and liabilities.

The provision for combined current and deferred income taxes reflected in the consolidated statements of income does not bear the usual relationship to operating income before taxes as the result of permanent and other differences between pretax income and taxable income determined under existing tax regulations. The more significant differences, their effect on the statutory income tax rate, and the resulting effective income tax rates are summarized below:

	Years Ended December 31,		
	2003	2002	2001
Statutory tax rate	35.0%	35.0%	35.0%
Tax rate increases (decreases):			
Tax-exempt interest	(2.3)	(3.1)	(3.5)
Dividends received exclusion	(.5)	(.4)	(.3)
Other items – net (*)	.1	(1.6)	.5
Effective tax rate	32.3%	29.9%	31.7%

(*) Tax and related interest recoveries of $10.9 were recorded in the second quarter of 2002 as a result of the favorable resolution of tax issues dating back to the Company's 1987 tax return. This adjustment reduced the effective tax rate by approximately 1.9 percentage points.

The tax effects of temporary differences that give rise to significant portions of the Company's net deferred tax recoverable (payable) are as follows at the dates shown:

	December 31,		
	2003	2002	2001
Deferred Tax Assets:			
Future policy benefits	$ 4.1	$ 4.8	$ 5.9
Losses, claims, and settlement expenses	161.5	148.5	140.4
Other	21.4	19.4	19.4
Total deferred tax assets	187.1	172.8	165.9
Deferred Tax Liabilities:			
Unearned premium reserves	33.2	26.5	25.9
Deferred policy acquisition costs	72.3	65.0	55.4
Mortgage guaranty insurers' contingency reserves	499.4	446.5	391.9
Fixed maturity securities adjusted to cost	8.2	9.5	8.9
Net unrealized investment gains	126.2	66.0	55.5
Title plants and records	4.4	4.4	4.4
Total deferred tax liabilities	743.9	618.1	542.4
Net deferred tax liabilities	$ 556.8	$ 445.2	$ 376.5

Pursuant to special provisions of the Internal Revenue Code pertaining to mortgage guaranty insurers, a contingency reserve (established in accordance with insurance regulations designed to protect policyholders against extraordinary volumes of claims) is deductible from gross income. The tax benefits obtained from such deductions must, however, be invested in a special type of non-interest bearing U.S. Treasury Tax and Loss Bonds which aggregated $446.5 at December 31, 2003. For Federal income tax purposes, the amounts deducted for the contingency reserve are taken into gross statutory taxable income (a) when the contingency reserve is permitted to be charged for losses under state law or regulation, (b) in the event operating losses are incurred, or (c) in any event upon the expiration of ten years.

Life insurance companies domiciled in the United States and qualifying as life insurers for tax purposes are taxed under special provisions of the Internal Revenue Code. As a result of legislation, 1983 and prior years' tax deferred earnings (cumulatively $13.3 at December 31, 2003) credited to the former memorandum "policyholders' surplus account" will generally not be taxed unless they are subsequently distributed to shareholders. The Company does not presently anticipate any distribution or payment of taxes on such earnings in the future.

During 2002, the Corporation and its subsidiaries settled tax years 1991-1995 with the Internal Revenue Service ("IRS") for a net immaterial amount which had no significant effect on the Corporation's financial condition or results of operations. The IRS is currently examining the 1998-2000 tax years. The Company does not believe that any potential adjustments will have a material impact on its financial position or results of operations.

(i) Property and Equipment-Property and equipment is generally depreciated or amortized over the estimated useful lives of the assets, (2 to 27 years), substantially by the straight-line method. Expenditures for maintenance and repairs are charged to income as incurred, and expenditures for major renewals and additions are capitalized.

(j) Title Plants and Records-Title plants and records are carried at original cost or appraised value at date of purchase. Such values represent the cost of producing or acquiring interests in title records and indexes and the appraised value of purchased subsidiaries' title records and indexes at dates of acquisition. The cost of maintaining, updating, and operating title records is charged to income as incurred. Title records and indexes are ordinarily not amortized unless events or circumstances indicate that the carrying amount of the capitalized costs may not be recoverable.

(k) Goodwill-Through December 31, 2001, the costs of certain purchased subsidiaries in excess of related book values (goodwill) at date of acquisition had been amortized against operations principally over 40 years using the straight-line method. Amortization of goodwill amounted to $4.2 in 2001.

Under Statement of Financial Accounting Standards No. 142 (FAS-142) "Goodwill and Other Intangible Assets", which took effect for fiscal years beginning after December 15, 2001, all goodwill resulting from business combinations will no longer be amortized against operations but must be tested periodically for possible impairment of its continued value. Such a test was performed early in 2003 and 2002 and did not result in impairment charges. At both December 31, 2003 and 2002, the Company's consolidated unamortized goodwill asset balance was $87.5.

(l) Employee Benefit Plans- The Corporation has three pension plans covering a portion of its work force. The three plans are the Old Republic International Salaried Employees Restated Retirement Plan (the Old Republic Plan), the Bituminous Casualty Corporation Retirement Income Plan (the Bituminous Plan) and the Old Republic National Title Group Pension Plan (the Title Plan). The plans are defined benefit plans pursuant to which pension payments are based primarily on years of service and employee compensation near retirement. It is the Corporation's policy to fund the plans' costs as they accrue. Plan assets are comprised principally of bonds, common stocks and short-term investments.

The measurement dates used to determine pension measurements are December 31 for the Old Republic Plan and the Bituminous Plan and September 30 for the Title Plan.

The changes in the projected benefit obligation, for the plan years ended relative to the above measurement dates, are as follows:

	2003	2002	2001
Projected benefit obligation at beginning of year	$ 161.6	$ 144.2	$ 127.7
Increases (decreases) during the year attributable to:			
Service cost	5.8	4.9	4.3
Interest cost	11.0	10.2	9.5
Actuarial (gains) losses	26.4	9.8	6.7
Benefits paid	(9.1)	(7.7)	(7.3)
Plan merger	-	-	3.1
Net increase for year	34.2	17.3	16.5
Projected benefit obligation at end of year	$ 195.8	$ 161.6	$ 144.2

The changes in the fair value of net assets available for plan benefits, for the plan years ended relative to the above measurement dates, are as follows:

	2003	2002	2001
Fair value of net assets available for plan benefits at beginning of the year	$ 156.6	$ 158.2	$ 143.8
Increases (decreases) during the year attributable to:			
Actual return on plan assets	17.4	(1.2)	13.7
Sponsor contributions	10.1	8.1	5.1
Benefits paid	(9.1)	(7.7)	(7.3)
Administrative expenses	(.1)	(.3)	(.1)
Plan merger	-	(.3)	3.1
Net increase (decrease) for year	18.3	(1.6)	14.4
Fair value of net assets available for plan benefits at the end of the year	$ 175.0	$ 156.6	$ 158.2

A reconciliation of the funded status of the plans, for the plan years ended relative to the above measurement dates, is as follows:

	2003	2002
Plan assets less than projected benefit obligations	$ (20.8)	$ (4.9)
Prior service cost not yet recognized in net periodic pension cost	.1	.2
Unrecognized net loss	40.8	20.4
Pension asset recognized in the consolidated balance sheet	$ 20.1	$ 15.7

Amounts recognized in the statement of financial position, for the plan years ended relative to the above measurement dates, consist of:

	Pension Benefits	
	2003	2002
Prepaid benefit cost	$ 31.4	$ 25.1
Accrued benefit cost	(11.3)	(9.4)
Net amount recognized	$ 20.1	$ 15.7

The Old Republic Plan and the Title Plan have accumulated benefit obligations in excess of plan assets, for the plan years ended relative to the above measurement dates, as follows:

	2003	2002
Projected benefit obligation	$ 119.6	$ 97.5
Accumulated benefit obligation	105.0	87.2
Fair value of plan assets	95.0	80.3

The weighted-average asset allocations of the Plans, for the plan years ended relative to the above measurement dates, are as follows:

	Plan Assets		Investment Policy Asset
	2003	2002	Allocation % Range Target
Equity securities:			30% to 70%
Common shares of Company stock	1.2%	3.9%	
Other	44.2	42.1	
Debt securities	47.6	47.2	30% to 70%
Other (including short-term and accrued interest and dividends)	7.0	6.8	1% to 20%
Total	100.0%	100.0%	

The Corporation's three plans adhere to the same investment policy under which the Corporation's general assets are managed. Asset/liability matching techniques, diversification, and high quality investments are stressed. Lower quality issuers and derivatives are avoided. Non-callable, U.S. government and investment grade corporate fixed income securities of intermediate maturities are purchased to meet the plans' obligations out to ten years. Purchases of value oriented equity securities exhibiting dividend growth characteristics are preferred investment vehicles to meet the longer term obligations of the plans. Some funds are employed for diversification purposes. Short-term securities are held to cover current plan obligations and anticipated expenses. Investment policy asset allocation range targets, listed above, are applicable to each plan, and allow for modest changes in investment strategy as financial market conditions warrant.

The Old Republic Plan used 8.75% as the expected long-term rate of return for its 2003 and 2002 pension cost. The Plan selected this rate based on the time weighted yield of historical asset returns for the five year period beginning with 1995, without adjustment for expectations of future returns.

The Bituminous and Title Plans used 8.25% as the expected long-term rate of return for their 2003 and 2002 pension cost. To develop the expected long-term rate of return on assets assumption, the Plans considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolios.

The components of annual net periodic pension cost (credit) for the plans, for the plan years ended relative to the above measurement dates, consisted of the following:

	2003	2002	2001
Service cost	$ 5.8	$ 4.9	$ 4.3
Interest cost	11.0	10.2	9.5
Expected return on plan assets	(14.1)	(7.5)	(13.2)
Recognized (gain) loss	2.9	(5.2)	1.4
Net cost	$ 5.7	$ 2.4	$ 2.2

The projected benefit obligations for the plans were determined using the following weighted-average assumptions, for the plan years ended relative to the above measurement dates:

	2003	2002
Settlement discount rates	6.00%	7.00%
Rates of compensation increase	3.38%	3.37%
Long-term rates of return on plans' assets	8.37%	8.37%

The net periodic benefit cost for the Plans were determined using the following weighted-average assumptions, for the plan years ended relative to the above measurement dates:

	2003	2002
Settlement discount rates	6.61%	6.75%
Rates of compensation increase	3.38%	3.37%
Long-term rates of return on plans' assets	8.37%	8.37%

The accumulated benefit obligation for the Plans was $172.2 and $144.1 for the 2003 and 2002 plan years ended relative to the above measurement dates, respectively.

The companies expect to contribute $.4 to their pension plans in calendar year 2004. Such contributions reflect amounts required by funding regulations or laws. There are no discretionary contributions anticipated nor are any non-cash contributions expected.

The Corporation has a number of profit sharing and other incentive compensation programs for the benefit of a substantial number of its employees. The costs related to such programs are summarized below:

	Years Ended December 31,		
	2003	2002	2001
Employees Savings and Stock Ownership Plan	$ 5.3	$ 5.0	$ 4.7
Other profit sharing plans	7.2	6.7	6.0
Deferred and incentive compensation	$ 31.2	$ 24.3	$ 15.0

The Company sponsors an Employees Savings and Stock Ownership Plan (ESSOP) in which a majority of its employees participate. The ESSOP initially acquired its stock of the Company in 1987 and prior years. All such shares have been released over the years, and current Company contributions are directed to the open market purchase of its shares. Dividends on released shares are allocated to participants as earnings. The Company's annual contributions are based on a formula that takes growth in net income per share over consecutive five year periods into account. As of December 31, 2003, there were 9,711,635 Common Shares owned by the ESSOP all of which were released and allocated to employees' account balances. There are no repurchase obligations in existence.

(m) Escrow Funds-Segregated cash deposit accounts and the offsetting liabilities for escrow deposits in connection with Title Insurance Group real estate transactions in the same amounts ($763.5 and $942.8 at December 31, 2003 and 2002, respectively) are not included as assets or liabilities in the accompanying consolidated balance sheets as the escrow funds are not available for regular operations.

(n) Earnings Per Share-Consolidated basic earnings per share excludes the dilutive effect of common stock equivalents and is computed by dividing income available to common stockholders by the weighted-average number of common shares actually outstanding for the year. Diluted earnings per share are similarly calculated with the inclusion of common stock equivalents. The following tables provide a reconciliation of net income and number of shares used in basic and diluted earnings per share calculations.

	Years Ended December 31,		
	2003	2002	2001
Numerator:			
Net Income	$ 459.8	$ 392.9	$ 346.9
Less: Preferred stock dividends	-	-	-
Numerator for basic earnings per share - income available to common stockholders	459.8	392.9	346.9
Effect of dilutive securities:			
Convertible preferred stock dividends	-	-	-
Numerator for diluted earnings per share - income available to common stockholders after assumed conversions	$ 459.8	$ 392.9	$ 346.9
Denominator:			
Denominator for basic earnings per share - weighted-average shares	181,549,485	180,863,325	178,436,267
Effect of dilutive securities:			
Stock options	1,749,219	1,444,856	1,988,122
Convertible preferred stock	4,231	15,135	67,470
Dilutive potential common shares	1,753,450	1,459,991	2,055,592
Denominator for diluted earnings per share - adjusted weighted-average shares and assumed conversions	183,302,935	182,323,316	180,491,859
Basic earnings per share (*)	$ 2.53	$ 2.17	$ 1.94
Diluted earnings per share (*)	$ 2.51	$ 2.16	$ 1.92

(*) All per share statistics have been restated to reflect all stock dividends or splits declared through December 31, 2003.

(o) *Cash Flows*-For purposes of the Consolidated Statements of Cash Flows, the Company considers short-term investments, consisting of money market funds, certificates of deposit, and commercial paper with original maturities of less than 90 days to be cash equivalents. These securities are carried at cost which approximates fair value.

(p) Concentration of Credit Risk-Excluding U.S. government fixed maturity securities, the Company is not exposed to material concentration of credit risks as to any one issuer.

(q) Stock Option Compensation-The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 ("FAS 148") "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FAS No. 123" for periods starting after December 15, 2002. As of April 1, 2003, the Company adopted the requirements of FAS 148 utilizing the prospective method. Under this method, stock-based compensation expense is recognized for awards granted after the beginning of the fiscal year of adoption, as such awards become vested. For all other stock option awards outstanding, the Company continues to use the intrinsic value method permitted under existing accounting pronouncements. The following table shows a comparison of net income and related per share information as reported, and on a pro forma basis on the assumption that the estimated value of stock options was treated as compensation cost. In estimating the compensation cost of options, the fair value of options has been calculated using the Black-Scholes option pricing model. Expense recognition of stock options granted in 2003 reduced earnings by $1.4 or less than 1 cent per share.

	Years Ended December 31,		
	2003	2002	2001
Option pricing/weighted average assumptions:			
Risk-free interest rates	4.36%	5.41%	4.79%
Dividend yield	3.12%	2.53%	2.82%
Common stock market price volatility factors	.26	.27	.27
Expected option life	10 years	10 years	10 years
Comparative data:			
Net income:			
As reported	$ 459.8	$ 392.9	$ 346.9
Add: Stock based compensation expense included in reported income, net of related tax effects	1.4	-	-
Deduct: Total stock-based employee compensation expenses determined under the fair value based method for all awards, net of related tax effects	4.6	3.0	1.8
Pro forma basis	$ 456.5	$ 389.9	$ 345.1
Basic earnings per share:			
As reported	$ 2.53	$ 2.17	$ 1.94
Pro forma basis	2.51	2.16	1.93
Diluted earnings per share:			
As reported	2.51	2.16	1.92
Pro forma basis	$ 2.49	$ 2.14	$ 1.91

A summary of the status of the Corporation's stock options as of December 31, 2003, 2002 and 2001, and changes in outstanding options during the years then ended follows:

	As of and for the Years Ended December 31,					
	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	7,193,060	$ 16.46	7,694,534	$ 13.73	6,935,250	$ 12.15
Granted	1,851,000	17.96	1,706,400	21.07	1,722,000	17.97
Exercised	632,430	12.88	2,092,974	10.19	914,463	9.54
Forfeited and canceled	37,153	18.47	114,900	16.77	48,253	16.83
Outstanding at end of year	8,374,477	17.05	7,193,060	16.46	7,694,534	13.73
Exercisable at end of year	3,780,166	$ 14.98	3,286,983	$ 13.76	4,305,795	$ 11.78
Weighted average fair value of options granted during the year (1)	$ 4.76	per share	$ 6.92	per share	$ 5.41	per share

(1) Based on the Black-Scholes option pricing model and the assumptions outlined in the table above.

A summary of stock options outstanding and exercisable at December 31, 2003 follows:

		Options Outstanding			Options Exercisable	
			Weighted – Average			Weighted Average Exercise Price
Ranges of Exercise Prices	Year(s) Of Grant	Number Out-Standing	Remaining Contractual Life	Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 7.22 to $ 7.89	1995	175,446	1.00	$ 7.24	172,802	$ 7.24
$ 9.83 to $11.89	1996-97	790,473	3.00	11.88	764,976	11.89
$19.36 to $19.39	1998	1,184,782	4.00	19.36	695,442	19.36
$11.71 to $13.00	1999	645,886	5.00	13.00	624,139	13.00
$ 8.00 to $ 9.04	2000	461,517	6.00	8.00	405,990	8.00
$17.95 to $18.91	2001	1,612,827	7.00	17.97	501,120	17.97
$21.07 to $21.07	2002	1,667,709	8.00	21.07	442,961	21.07
$17.96 to $17.96	2003	1,835,837	9.00	$ 17.96	172,736	$ 17.96
Total		8,374,477			3,780,166	

The maximum number of options available for future issuance as of December 31, 2003, is 2,521,892.

(r) Statement Presentation-Amounts shown in the consolidated financial statements and applicable notes are stated (except as otherwise indicated and as to share data) in millions, which amounts may not add to totals shown due to rounding. Necessary reclassifications are made in prior periods' financial statements whenever appropriate to conform to the most current presentation.

Note 2-Debt-Consolidated debt of Old Republic and its subsidiaries is summarized below:

	December 31,			
	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Commercial paper due within 180 days with an average yield of 1.23% and 1.48%, respectively	$ 18.9	$ 18.9	$ 19.9	$ 19.9
Debentures maturing in 2007 at 7.0%	114.9	128.7	114.9	124.2
Other miscellaneous debt	3.7	3.7	6.6	6.6
Total Debt	$ 137.7	$ 151.4	$ 141.5	$ 150.7

The carrying amount of the Company's commercial paper borrowings approximates its fair value. The fair value of publicly traded debt is based on its quoted market price.

Scheduled maturities of the above debt at December 31, 2003 are as follows: 2004: $19.5; 2005: $.7; 2006: $.2; 2007: $115.2; 2008: $.3; 2009 and after: $1.5. During 2003, 2002 and 2001, $8.8, $9.3 and $13.1, respectively, of interest expense on debt was charged to consolidated operations.

Note 3-Shareholders' Equity - All common and preferred share data herein has been retroactively adjusted as applicable for stock dividends or splits declared through December 31, 2003.

(a) Preferred Stock-The following table shows certain information pertaining to the Corporation's preferred shares issued and outstanding:

	Convertible
Preferred Stock Series:	G(1)
Annual cumulative dividend rate per share	$ (1)
Conversion ratio of preferred into common shares	1 for .95
Conversion right begins	Anytime
Redemption and liquidation value per share	(1)
Redemption beginning in year	(1)
Total redemption value (millions)	(1)
Vote per share	one
Shares outstanding:	
December 31, 2002	8,700
December 31, 2003	0

(1) The Corporation has authorized up to 1,000,000 shares of Series G Convertible Preferred Stock for issuance pursuant to the Corporation's Stock Option Plan. Series G had been issued under the designation "G-2". As of December 31, 2003, all Series "G-2" have been converted into shares of common stock. In 2001, the Corporation created a new designation, "G-3", from which no shares have been issued as of December 31, 2003. Management believes this designation will be the source of possible future issuances of Series G stock. Except as otherwise stated, Series "G-2" and Series "G-3" are collectively referred to as Series "G". Each share of Series G pays a floating rate dividend based on the prime rate of interest. At December 31, 2003, the annual dividend rate for Series G-2 was $.27 per share. Each share of Series G is convertible at any time, after being held six months, into 0.95 shares of Common Stock (See Note 3(c)). Unless previously converted, Series G shares may be redeemed at the Corporation's sole option five years after their issuance.

(b) Cash Dividend Restrictions-The payment of cash dividends by the Corporation is principally dependent upon the amount of its insurance subsidiaries' statutory policyholders' surplus available for dividend distribution. The insurance subsidiaries' ability to pay cash dividends to the Corporation is in turn generally restricted by law or subject to approval of the insurance regulatory authorities of the states in which they are domiciled. These authorities recognize only statutory accounting practices for determining financial position, results of operations, and the ability of an insurer to pay dividends to its shareholders. Based on 2003 data, the maximum amount of dividends payable to the Corporation by its insurance and a small number of non-insurance company subsidiaries during 2004 without the prior approval of appropriate regulatory authorities is approximately $321.2.

(c) Stock Option Plan-The Corporation has stock option plans for certain eligible key employees. The plan in effect since 1992 was amended in 2002 for grants made in 2002, prior to the plan's expiration, as to the granting of new shares in May, 2002. A new plan was adopted and approved by the shareholders in May, 2002 to cover grants in 2003 and after. The combination of options awarded at the date of grant and previously issued options still outstanding at such date, may not exceed 6% of the Old Republic common stock then issued and outstanding. The exercise price of options is equal to the market price of the Corporation's stock at the date of grant, and the term of the options is generally ten years from such date. Options granted in 2001 and prior years under the 1992 plan may be exercised to the extent of 10% of the number of options covered thereby on and after the date of grant, and cumulatively to the extent of an additional 10% on and after each of the first through ninth subsequent calendar years. Options granted in 2002 and 2003 may be exercised to the extent of 10% of the number of options covered thereby on and after the date of grant, and cumulatively to the extent of an additional 15%, 20%, 25% and 30% on and after the second through fifth calendar years, respectively.

In the event the closing market price of Old Republic's common stock reaches a pre-established value ("the vesting acceleration price"), options granted in 2001 and prior years may be exercised cumulatively to the extent of 10% of the number of shares covered by the grant for each year of employment by the optionee. For grants in 2002 and 2003, optionees become vested on an accelerated basis to the extent of the greater of 10% of the options granted times the number of years of employment, or the sum of the optionee's already vested grant plus 50% of the remaining unvested grant.

The option plans enable optionees to, alternatively, exercise their options into Series "G" Convertible Preferred Stock. The exercise of options into such Preferred Stock reduces by 5% the number of equivalent common shares which would otherwise be obtained from the exercise of options into common shares.

(d) Common Stock-There were 500,000,000 shares of common stock authorized at December 31, 2003. At the same date, there were 100,000,000 shares of Class "B" common stock authorized, but none were issued or outstanding. Class "B" common shares have the same rights as common shares except for being entitled to 1/10th of a vote per

share. In May 2003, the Company canceled 1,923,710 common shares previously reported as treasury stock and restored them to unissued status; this had no effect on total shareholders' equity or the financial position of the Company.

(e) Undistributed Earnings-At December 31, 2003, the equity of the Corporation in the undistributed earnings, determined in accordance with generally accepted accounting principles, and in the net unrealized investment gains (losses) of its subsidiaries amounted to $2,522.1 and $234.6, respectively. Dividends declared during 2003, 2002 and 2001, to the Corporation by its subsidiaries amounted to $174.6, $139.1 and $120.3, respectively.

(f) Statutory Data-The policyholders' surplus and net income (loss), determined in accordance with statutory accounting practices, of the Corporation's insurance subsidiaries was as follows at the dates and for the periods shown:

	Policyholders' Surplus		Net Income (Loss)		
	December 31,		Years Ended December 31,		
	2003	2002	2003	2002	2001
General Insurance Group	$ 1,520.9	$ 1,318.7	$ 175.7	$ 113.2	$ 90.0
Mortgage Guaranty Group	227.2	216.6	233.9	219.7	235.2
Title Insurance Group	143.3	125.3	42.7	31.7	23.3
Life Insurance Group	$ 49.7	$ 46.3	$ (2.8)	$ .9	$ 3.0

Note 4-Commitments and Contingent Liabilities:

(a) Reinsurance and Retention Limits-In order to maintain premium production within their capacity and to limit maximum losses for which they might become liable under policies underwritten, Old Republic's insurance subsidiaries, as is the common practice in the insurance industry, cede all or a portion of their premiums and liabilities on certain classes of business to other insurers and reinsurers. Although the ceding of insurance does not ordinarily discharge an insurer from liability to a policyholder, it is industry practice to establish the reinsured part of risks as the liability of the reinsurer. Old Republic also employs retrospective premium, contingent commission, and profit sharing arrangements for parts of its business in order to minimize losses for which it might become liable under insurance policies underwritten by it. To the extent that any reinsurance companies or retrospectively rated risks or producers might be unable to meet their obligations under existing reinsurance or retrospective insurance and agency agreements, Old Republic would be liable for the defaulted amounts. As deemed necessary, reinsurance ceded to other companies is secured by letters of credit, cash, and/or securities.

Except as noted in the following paragraph, reinsurance protection on property and liability operations generally limits the net loss on most individual claims to a maximum of (in thousands): $1,000 for workers' compensation; $1,000 for commercial auto liability; $1,000 for general liability; $3,800 for executive protection (directors & officers and errors & omissions); $1,000 for aviation; and $500 for property coverages. Substantially all the mortgage guaranty insurance risk is retained, with the exposure on any one risk currently averaging approximately $22. Title insurance risk assumptions are limited to a maximum of $100,000 as to any one policy beginning in 2003, and for amounts of up to $25,000 in 2002 and prior years. The vast majority of title policies issued, however, carry exposures of $500 or less. The maximum amount of ordinary life insurance retained on any one life by the Life Insurance Group is $300.

Due to worldwide reinsurance capacity and related cost constraints, effective January 1, 2002, the Corporation began retaining exposures for all, but most predominantly workers' compensation liability insurance coverages in excess of $40.0 that were previously assumed by unaffiliated reinsurers for up to $100.0. Effective January 1, 2003 reinsurance ceded limits were once again raised to the $100.0 level. Pursuant to regulatory requirements, however, all workers' compensation primary insurers such as the Company remain liable for unlimited amounts in excess of reinsured limits. Other than the substantial concentration of workers' compensation losses caused by the September 11, 2001 terrorist attack on America, to the best of the Company's knowledge there had not been a similar accumulation of claims in a single location from a single occurrence prior to that event. Nevertheless, the possibility continues to exist that non-reinsured losses could, depending on a wide range of severity and frequency assumptions, aggregate several hundred million dollars to an insurer such as the Company in the event a catastrophe, such as caused by an earthquake, lead to the death or injury of a large number of employees concentrated in a single facility such as a high rise building.

As a result of the September 11, 2001 terrorist attack on America, the reinsurance industry eliminated coverage from substantially all contracts for claims arising from acts of terrorism. Primary insurers such as the Company thereby became fully exposed to such claims. Late in 2002, the Terrorism Risk Insurance Act of 2002 (the "TRIA") was signed into law, immediately establishing a temporary federal reinsurance program administered by the Secretary of Treasury. The TRIA defines what constitutes an "act of terrorism" and establishes a formula based on primary insurers' premium volume to reimburse such insurers for 93% of any terrorism losses suffered between November 26, 2002 and December 31, 2003, 90% of any losses suffered in 2004 and 85% of any losses suffered in 2005. Further, pursuant to the TRIA, losses are capped for each year at $100.0 billion. The TRIA will sunset on December 31, 2005 if not extended or replaced by similar legislation. The TRIA automatically voided all policy exclusions which were in effect for terrorism related losses. Under the TRIA, insurers must offer terrorism coverage with most commercial property and casualty insurance lines and are permitted to establish an additional premium charge for their share of such risks, but insureds may elect to reject the coverage. Insurers are permitted to reinsure that portion of the risk which they retain under the TRIA, but the reinsurance market has not yet responded with a widespread willingness to reinsure such risks. As of this date, coverage for acts of terrorism are excluded from substantially all the Corporation's reinsurance treaties, and are effectively retained by it subject to any recovery that would be collected under the TRIA.

Most of the reinsurance ceded by the Corporation's insurance subsidiaries in the ordinary course of business is placed on a quota share or excess of loss basis. Under quota share reinsurance, the companies remit an agreed upon percentage of their premiums written to assuming companies and are reimbursed for a pro-rata share of claims and commissions incurred and for a ceding commission to cover expenses and costs for underwriting and claim services performed. Under excess of loss reinsurance agreements, the companies are generally reimbursed for losses exceeding contractually agreed-upon levels.

Reinsurance recoverable asset balances represent amounts due from or credited by assuming reinsurers for paid and unpaid claims and policy reserves. Such reinsurance balances as are recoverable from non-admitted foreign and certain other reinsurers such as captive insurance companies owned by assureds or business producers, as well as similar balances or credits arising from policies that are retrospectively rated or subject to assureds' high deductible retentions are substantially collateralized by letters of credit, securities, and other financial instruments. Old Republic evaluates on a regular basis the financial condition of its assuming reinsurers and assureds who purchase its retrospectively rated or high deductible policies. Estimates of unrecoverable amounts are included in the Company's net claim and claim expense reserves since reinsurance, retrospective rating, and high deductible policies and contracts do not relieve Old Republic from its direct obligations to assureds or their beneficiaries. Historically, the Company has not incurred material charges from the non-recoverability of such balances and credits.

The following information relates to reinsurance and related data for the General Insurance, Mortgage Guaranty and Life Insurance Groups for the three years ended December 31, 2003. For the years 2001 to 2003, reinsurance transactions of the Title Insurance Group have not been material.

		Years Ended December 31,		
		2003	2002	2001
General Insurance Group				
Written premiums:	direct	$ 1,936.4	$ 1,649.9	$ 1,377.3
	assumed (1)	36.4	24.6	37.4
	ceded	$ 512.5	$ 405.8	$ 336.2
Earned premiums:	direct	$ 1,837.6	$ 1,550.9	$ 1,282.2
	assumed (1)	33.3	22.4	36.8
	ceded	$ 491.5	$ 389.2	$ 318.8
Claims ceded		$ 348.2	$ 332.0	$ 281.5
Mortgage Guaranty Group				
Written premiums:	direct	$ 473.2	$ 436.3	$ 390.8
	assumed	.3	1.2	1.6
	ceded	$ 67.5	$ 57.2	$ 38.4
Earned premiums:	direct	$ 467.3	$ 432.4	$ 390.9
	assumed	1.2	1.1	.7
	ceded	$ 67.7	$ 57.3	$ 38.4
Claims ceded		$ .3	$ 1.1	$ 2.1
Mortgage guaranty insurance in force as of December 31:	direct	$ 99,566.2	$ 97,786.3	$ 82,259.5
	assumed	18,432.7	18,058.3	17,853.1
	ceded	$ 5,116.5	$ 2,928.3	$ 2,403.6
Life Insurance Group				
Written premiums:	direct	$ 84.5	$ 73.5	$ 72.0
	assumed	-	.5	-
	ceded (1)	$ 35.3	$ 25.8	$ 25.5
Earned premiums:	direct	$ 89.4	$ 79.8	$ 81.9
	assumed	-	.5	-
	ceded (1)	$ 37.9	$ 30.2	$ 31.3
Claims ceded		$ 20.4	$ 21.5	$ 16.6
Life insurance in force as of December 31:	direct	$ 14,502.1	$ 11,437.3	$ 11,575.8
	assumed	-	-	-
	ceded	$ 7,070.9	$ 4,053.6	$ 4,075.3

(1) Various accident and health coverages written in the Life Insurance Group are ceded to the General Insurance Group. Such amounts are recorded as premiums ceded and premiums assumed in the respective segments of this table.

(b) Leases-Some of the Corporation's subsidiaries maintain their offices in leased premises. Certain of these leases provide for the payment of real estate taxes, insurance, and other operating expenses. Certain of the Corporation's subsidiaries also lease other equipment for use in their businesses. At December 31, 2003, aggregate minimum rental commitments (net of expected sub-lease receipts) under noncancellable operating leases of $128.6 are summarized as follows: 2004: $33.7; 2005: $25.1; 2006: $18.4; 2007: $14.6; 2008: $9.9; 2009 and after: $26.5.

(c) General-In the normal course of business, the Corporation and its subsidiaries are subject to various contingent liabilities, including possible income tax assessments resulting from tax law interpretations or issues raised by taxing or regulatory authorities in their regular examinations, catastrophic claims occurrences not indemnified by reinsurers such as noted at 4(a) above, or failure to collect all amounts on its investments, or balances due from assureds and reinsurers. The Corporation does not have a basis for anticipating any significant losses or costs to result from any known or existing contingencies.

(d) Legal Proceedings- Legal proceedings against the Company arise in the normal course of business and usually pertain to claim matters related to insurance policies and contracts issued by its insurance subsidiaries. Other legal proceedings are discussed below.

The City and County of San Francisco and certain escrow customers of an underwritten title agency subsidiary headquartered in the State of California have filed lawsuits alleging that the subsidiary: 1) failed to escheat unclaimed escrow funds; 2) charged for services not necessarily provided; and 3) collected illegal interest payments or fees from banks on the basis of funds held for escrow customers. The subsidiary in turn conducted an internal review of its records and concluded that it had certain liabilities for part of the issues denoted at (1) and (2). The subsidiary defended against the alleged practice denoted at (3) on the grounds that such practices are common within the industry, are not in conflict with any laws or regulations, and other meritorious defenses. The consolidated lawsuits have been tried and a judgment rendered, affirming in part and denying in part the subsidiary's defenses. In the aggregate, the judgment, excluding post-judgment interest, amounts to approximately $33.0. The subsidiary has appealed the most significant portions of the judgment, and management believes the judgment will be substantially reduced on appeal. The subsidiary has continually evaluated its exposures since the litigation began and has paid or otherwise provided for its best estimate of litigation, related costs associated with all these issues, and accumulating interest on the aforementioned judgment in the amounts of $2.4, $3.4 and $6.8 in 2003, 2002 and 2001, respectively, and $52.4 for all years combined since 1998.

In December 1999, a class action lawsuit was filed against the Company's principal mortgage guaranty insurance subsidiary in the Federal District Court for the Southern District of Georgia. The suit alleged that the subsidiary provided pool insurance and other services to mortgage lenders at preferential, below market prices in return for mortgage insurance business, and that the practices violated the Real Estate Settlement Procedures Act. Substantially identical lawsuits were also filed against all of the other mortgage guaranty insurers. The Company's subsidiary filed a summary judgment motion which the Court ruled on favorably, dismissing the lawsuit. The class plaintiffs appealed, and the U.S. Court of Appeals for the Eleventh Circuit vacated the judgment and remanded the case back to the District Court. The subsidiary again filed motions seeking summary judgment on grounds it had asserted earlier but which were not considered by the District Court and opposing certification of the class. On February 5, 2003, the District Court denied class certification. The plaintiffs petitioned the Court to reconsider its ruling or, alternatively, to certify sub-classes. In order to bring the matter to a conclusion and avoid the uncertainties and expenses of further litigation, the subsidiary entered into settlement negotiations with the plaintiffs and reached a settlement agreement calling for the payment of $10.0, including attorneys' fees. The Agreement received final approval at a hearing set for that purpose on October 24, 2003. Between 2000 and 2003, the Company paid or otherwise provided cumulatively $12.8, the majority of which was incurred in 2002 to cover legal defenses and other costs associated with this litigation, including the costs anticipated under the settlement. The full amount of the settlement was paid on December 23, 2003.

Note 5-Consolidated Quarterly Results-Unaudited - Old Republic's consolidated quarterly operating data for the two years ended December 31, 2003 is presented below.

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of quarterly results have been reflected in the data which follows. It is also management's opinion, however, that quarterly operating data for insurance enterprises is not indicative of results to be achieved in succeeding quarters or years. The long-term nature of the insurance business, seasonal and cyclical factors affecting premium production, the fortuitous nature and at times delayed emergence of claims, and changes in yields on invested assets are some of the factors necessitating a review of operating results, changes in shareholders' equity, and cash flows for periods of several years to obtain a proper indicator of performance. The data below should be read in conjunction with the "Management Analysis of Financial Position and Results of Operations":

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2003:				
Operating Summary:				
Net premiums, fees, and other income	$ 676.3	$ 731.8	$ 792.6	$ 786.6
Net investment income and realized gains (losses)	62.7	82.7	73.6	79.3
Total revenues	739.0	814.6	866.4	865.5
Benefits, claims, and expenses	585.2	635.0	688.4	696.9
Net income	$ 104.3	$ 121.5	$ 119.9	$ 113.9
Net income per share: Basic	$ .57	$ .67	$ .66	$ .63
Diluted	$ .57	$ .66	$ .65	$ .62
Average shares outstanding:				
Basic	180,932,204	181,209,284	181,287,134	181,568,086
Diluted	181,985,790	182,926,973	183,452,643	184,065,607

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2002:				
Operating Summary:				
Net premiums, fees, and other income	$ 562.1	$ 585.6	$ 635.4	$ 686.2
Net investment income and realized gains (losses)	76.7	72.1	65.6	71.9
Total revenues	639.0	657.9	701.0	758.3
Benefits, claims, and expenses	498.9	516.1	559.3	621.0
Net income (a)	$ 95.5	$ 107.5	$ 96.3	$ 93.5
Net income per share (a): Basic	$ .53	$ .60	$ .53	$ .52
Diluted	$ .53	$ .59	$ .53	$ .51
Average shares outstanding:				
Basic	180,339,165	180,685,083	180,824,244	180,891,134
Diluted	181,985,082	182,591,876	182,231,016	182,180,798

(a) Second quarter 2002 earnings benefited to the extent of $10.9, or 6 cents per share, from the resolution of various tax issues dating back to the Company's 1987 tax return.

Note 6-Information About Segments of Business - The Corporation's business segments are organized as the General Insurance (property and liability insurance), Mortgage Guaranty, Title Insurance and Life Insurance Groups. Each of the Corporation's segments underwrites and services only those insurance coverages which may be written by it pursuant to state insurance regulations and corporate charter provisions. Segment results exclude realized investment gains or losses and impairments as these are aggregated in consolidated totals. The contributions of Old Republic's insurance industry segments to consolidated totals are shown in the following table.

The Corporation does not derive over 10% of its consolidated revenues from any one customer. Revenues and assets connected with foreign operations are not significant in relation to consolidated totals.

The General Insurance Group provides property and liability insurance primarily to commercial clients. Old Republic does not have a meaningful participation in personal lines of insurance. Commercial automobile (principally trucking) insurance is the largest type of coverage underwritten by the General Insurance Group, accounting for approximately 33.7% of the Group's direct premiums written in 2003. The remaining premiums written by the General Insurance Group are derived largely from a wide variety of coverages, including workers' compensation, general liability, loan credit indemnity, general aviation, directors and officers indemnity, fidelity and surety indemnities, and home and auto warranties.

Private mortgage insurance produced by the Mortgage Guaranty Group protects mortgage lenders and investors from default related losses on residential mortgage loans made primarily to homebuyers who make down payments of less than 20% of the home's purchase price. The Corporation insures only first mortgage loans, primarily on residential properties having one-to-four family dwelling units. The Mortgage Guaranty segment's ten largest customers were responsible for approximately 37.3%, 38.3% and 40.7% of traditional primary new insurance written in 2003, 2002 and 2001, respectively. The largest single customer accounted for 7.2% of traditional primary new insurance written in 2003 compared to 10.6% and 8.2% in 2002 and 2001, respectively.

The title insurance business consists primarily of the issuance of policies to real estate purchasers and investors based upon searches of the public records which contain information concerning interests in real property. The policy insures against losses arising out of defects, loans and encumbrances affecting the insured title and not excluded or excepted from the coverage of the policy.

The Life Insurance Group markets and writes consumer credit life and disability insurance primarily through automobile dealers. It has also written various conventional life and disability/accident and health insurance coverages for many years, principally through banks, brokers, and other financial services institutions. Ordinary term life insurance is sold through independent agents and brokers for relatively large face amounts, in both the United States and Canada.

The accounting policies of the segments parallel those described in the summary of significant accounting policies pertinent thereto.

Segment Reporting

	Years Ended December 31,		
	2003	2002	2001
General Insurance:			
Net premiums earned	$ 1,379.5	$ 1,184.1	$ 1,000.2
Net investment income and other income (a)	193.2	192.5	194.7
Total revenues before realized gains (losses)	$ 1,572.7	$ 1,376.7	$ 1,195.0
Income before taxes and realized investment gains (losses)	$ 259.0	$ 182.1	$ 141.4
Income tax expense (b)	$ 75.1	$ 38.0	$ 34.7
Segment assets - at year end	$ 6,603.5	$ 5,876.5	$ 5,451.9
Mortgage Guaranty:			
Net premiums earned	$ 400.9	$ 376.2	$ 353.1
Net investment income and other income (a)	97.7	90.8	82.8
Total revenues before realized gains (losses)	$ 498.6	$ 467.1	$ 436.0
Income before taxes and realized investment gains (losses)	$ 276.4	$ 267.7	$ 261.9
Income tax expense	$ 94.1	$ 90.6	$ 88.4
Segment assets - at year end	$ 2,080.1	$ 1,921.2	$ 1,731.6
Title Insurance:			
Net premiums earned	$ 749.9	$ 524.8	$ 382.7
Title, escrow and other fees	353.9	288.5	242.6
Sub-total	1,103.8	813.4	625.3
Net investment income and other income (a)	24.1	23.1	23.5
Total revenues before realized gains (losses)	$ 1,128.0	$ 836.5	$ 648.9
Income before taxes and realized investment gains (losses)	$ 129.8	$ 97.8	$ 74.6
Income tax expense	$ 43.1	$ 32.9	$ 26.9
Segment assets - at year end	$ 720.5	$ 619.9	$ 536.0
Life Insurance:			
Net premiums earned	$ 51.6	$ 50.1	$ 50.6
Net investment income and other income (a)	6.7	6.9	7.7
Total revenues before realized gains (losses)	$ 58.4	$ 57.0	$ 58.4
Income before taxes and realized investment gains (losses)	$ 4.3	$ 6.4	$ 4.9
Income tax expense	$ 1.6	$ 2.5	$ 1.8
Segment assets - at year end	$ 244.6	$ 233.3	$ 236.3

Reconciliations of Segments to Consolidated

	Years Ended December 31, 2003	2002	2001
Consolidated Revenues:			
Total revenues of Company segments	$ 3,257.9	$ 2,737.4	$ 2,338.5
Consolidated net realized investment gains	19.3	13.9	29.7
Other revenues	13.8	8.9	15.0
Elimination of intersegment revenues (c)	(5.2)	(3.9)	(9.8)
Consolidated revenues	$ 3,285.8	$ 2,756.4	$ 2,373.4
Consolidated Income before taxes:			
Total income before taxes and realized investment gains (losses) of Company segments	$ 669.6	$ 554.1	$ 483.0
Consolidated net realized investment gains	19.3	13.9	29.7
Other sources – net	(8.8)	(7.1)	(8.8)
Consolidated income before income taxes	$ 680.0	$ 560.9	$ 503.9
Assets			
Total assets for Company segments	$ 9,648.9	$ 8,651.1	$ 7,956.0
Other assets	134.0	164.7	64.9
Elimination of intersegment investments (c)	(70.6)	(100.4)	(100.7)
Consolidated assets	$ 9,712.3	$ 8,715.4	$ 7,920.2

In the above tables, net premiums earned on a GAAP basis differ slightly from statutory amounts due to certain differences in calculations of unearned premium reserves under each accounting method.

(a) Including unallocated investment income derived from invested capital and surplus funds.

(b) General Insurance tax expense was reduced by $10.9 in 2002 due to the final resolution of tax issues dating back to the Corporation's 1987 tax return.

(c) Represents results of holding company parent, three minor subsidiaries, consolidation eliminating adjustments, and general corporate expenses, as applicable.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Old Republic International Corporation
Chicago, Illinois

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, preferred stock and common shareholders' equity and cash flows present fairly, in all material respects, the financial position of **Old Republic International Corporation** and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1c, the Company has reclassified its fixed maturity securities categorized as held to maturity to the available for sale classification effective January 1, 2003.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 10, 2004

OFFICERS

Aldo C. Zucaro
Chairman of the Board, President and Chief Executive Officer

John S. Adams
Senior Vice President and Chief Financial Officer

Charles S. Boone
Senior Vice President, Chief Investment Officer and Treasurer

Spencer LeRoy III
Senior Vice President, Secretary and General Counsel

William A. Simpson
Senior Vice President/ Mortgage Guaranty; President of Republic Mortgage Insurance Company

James A. Kellogg
Senior Vice President/ General Insurance; President of Old Republic Insurance Company

Rande K. Yeager
Senior Vice President/ Title Insurance; President of Old Republic National Title Insurance Company

DIRECTORS

Harrington Bischof
President
Pandora Capital Corporation

Anthony F. Colao
Chairman (Retired)
Old Republic RE, Inc

Jimmy A. Dew
Sales Group Manager
Republic Mortgage Insurance Company

John M. Dixon
Partner (Retired)
Chapman and Cutler
Attorneys, Chicago, IL

Kurt W. Kreyling
President & Treasurer (Retired)
Kreyling Company,
Evansville, IN

Peter Lardner
Chairman (Retired)
Bituminous Casualty Corporation

Wilbur S. Legg
Partner (Retired)
Lord, Bissell & Brook
Attorneys, Chicago, IL

John W. Popp
Partner (Retired)
KPMG LLP
Accountants

William A. Simpson
President
Republic Mortgage Insurance Company

Arnold L. Steiner
President (Retired)
Steiner Bank,
Birmingham, AL

Fredricka Taubitz
Executive Vice President and Chief Financial Officer (Retired) Zenith National Insurance Corporation

William G. White, Jr.
President (Retired)
The First Federal Savings Bank,
Winston-Salem, NC

Aldo C. Zucaro
Chairman of the Board, President and Chief Executive Officer
Old Republic International Corporation

Old Republic International Corporation and Subsidiaries

Ten-Year Financial Summary

(All amounts, except common share data, are expressed in millions)

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Financial Position										
Fixed Maturity Securities	**$6,192.3**	$5,517.8	$5,058.8	$4,721.4	$4,555.3	$4,687.4	$4,614.7	$4,308.2	$4,192.3	$3,550.8
Equity Securities	**513.5**	513.5	391.6	295.5	160.1	164.8	117.1	116.1	126.1	263.8
Other Invested Assets	**143.3**	136.8	136.3	127.3	113.1	96.3	88.0	97.4	96.6	91.7
Reinsurance Recoverable	**1,723.8**	1,529.2	1,415.3	1,386.5	1,374.8	1,324.2	1,360.7	1,422.7	1,440.9	1,552.0
Sundry Assets	**1,139.2**	1,017.9	918.1	750.5	734.9	746.9	742.7	711.6	737.3	804.5
	$9,712.3	$8,715.4	$7,920.2	$7,281.4	$6,938.4	$7,019.7	$6,923.4	$6,656.2	$6,593.5	$6,262.9
Policy Liabilities	**$ 987.1**	$ 875.1	$ 767.8	$ 563.9	$ 544.0	$ 600.3	$ 620.3	$ 635.7	$ 668.2	$ 669.6
Benefit and Claim Reserves	**4,022.7**	3,676.8	3,451.0	3,389.5	3,433.7	3,406.5	3,529.7	3,541.8	3,519.8	3,514.7
Sundry Liabilities	**1,148.7**	1,007.4	917.2	888.5	761.3	707.3	620.1	558.0	720.3	673.8
Preferred Stock	**-**	-	.3	.7	.7	1.2	1.0	20.6	72.5	75.4
Common Shareholders' Equity	**3,553.6**	3,155.8	2,783.7	2,438.7	2,198.4	2,304.2	2,152.1	1,900.0	1,612.5	1,329.3
	$9,712.3	$8,715.4	$7,920.2	$7,281.4	$6,938.4	$7,019.7	$6,923.4	$6,656.2	$6,593.5	$6,262.9
Total Capitalization	**$3,691.3**	$3,297.4	$2,943.1	$2,677.4	$2,407.5	$2,450.6	$2,296.1	$2,074.6	$2,005.6	$1,719.5
Book Value Per Share (c)	**$ 19.57**	$ 17.45	$ 15.60	$ 13.75	$ 11.99	$ 11.52	$ 10.39	$ 9.71	$ 9.06	$ 7.64
Operating Results										
Net Premiums and Fees	**$2,936.0**	$2,423.9	$2,029.5	$1,736.8	$1,781.7	$1,810.6	$1,628.0	$1,507.7	$1,374.0	$1,423.2
Net Investment Income	**279.2**	272.6	274.7	273.9	263.2	273.1	270.8	260.5	251.9	227.5
Realized Gains	**19.3**	13.9	29.7	33.6	29.5	53.0	26.3	15.1	49.7	7.7
Other Income	**51.2**	45.8	39.4	26.1	27.5	34.9	37.6	20.4	20.2	20.4
Total Revenues	**3,285.8**	2,756.4	2,373.4	2,070.6	2,102.1	2,171.7	1,962.8	1,803.9	1,695.9	1,679.0
Benefits and Claims	**1,112.8**	974.8	860.5	761.2	833.0	782.1	787.6	752.0	747.9	761.2
Sales and General Expenses	**1,492.9**	1,220.6	1,008.9	882.9	952.0	922.8	748.5	709.4	631.9	691.9
Total Expenses	**2,605.7**	2,195.4	1,869.5	1,644.2	1,785.1	1,704.9	1,536.1	1,461.5	1,379.9	1,453.1
Revenues, Net of Expenses	**680.0**	560.9	503.9	426.4	317.0	466.7	426.7	342.4	316.0	225.8
Income Taxes	**219.9**	167.7	159.7	131.0	92.9	145.8	129.2	108.5	103.6	73.4
Other Items – Net	**(.2)**	(.2)	2.7	2.2	2.7	2.7	.6	.9	.2	(1.4)
Extraordinary Charge (Net)	**-**	-	-	-	-	-	-	(4.4)	-	-
Net Income	**$ 459.8**	$ 392.9	$ 346.9	$ 297.5	$ 226.8	$ 323.7	$ 298.1	$ 230.3	$ 212.7	$ 151.0
Net Income Per Share:(c)										
Basic	**$ 2.53**	$ 2.17	$ 1.94	$ 1.66	$ 1.17	$ 1.57	$ 1.47	$ 1.15	$ 1.17	$ .82
Diluted	**$ 2.51**	$ 2.16	$ 1.92	$ 1.65	$ 1.17	$ 1.55	$ 1.40	$ 1.06	$ 1.01	$ .72
Operating Cash Flow	**$ 756.0**	$ 671.2	$ 526.7	$ 344.1	$ 274.5	$ 333.6	$ 387.5	$ 311.6	$ 395.6	$ 260.4
Revenues By Operating Segment										
General Insurance	**$1,572.7**	$1,376.6	$1,195.0	$1,057.1	$1,053.2	$1,111.3	$1,119.5	$1,074.9	$1,056.1	$1,051.4
Mortgage Guaranty	**498.6**	467.1	436.0	395.3	355.9	348.3	313.3	262.6	203.9	158.3
Title Insurance	**1,128.0**	836.5	648.9	518.7	597.1	578.8	423.4	387.9	326.2	404.7
Life Insurance	**58.4**	57.0	58.4	62.0	62.8	72.7	75.4	60.5	58.0	55.7
Other (b)	**8.5**	5.0	5.2	3.6	3.4	7.4	4.5	2.6	1.8	.9
Sub-Total	**3,266.5**	2,742.4	2,343.7	2,036.9	2,072.6	2,118.7	1,936.4	1,788.7	1,646.1	1,671.2
Realized Gains	**19.3**	13.9	29.7	33.6	29.5	53.0	26.3	15.1	49.7	7.7
Total	**$3,285.8**	$2,756.4	$2,373.4	$2,070.6	$2,102.1	$2,171.7	$1,962.8	$1,803.9	$1,695.9	$1,679.0
Pretax Income (Loss) By Operating Segment (a)										
General Insurance	**$ 259.0**	$ 182.1	$ 141.4	$ 116.9	$ 69.7	$ 192.0	$ 208.3	$ 188.8	$ 171.1	$ 154.2
Mortgage Guaranty	**276.4**	267.7	261.9	240.1	177.3	155.3	141.5	120.2	102.8	78.3
Title Insurance	**129.8**	97.8	74.6	40.3	44.0	64.6	36.5	24.6	4.6	(.2)
Life Insurance	**4.3**	6.4	4.9	5.3	3.1	6.6	19.9	7.0	7.9	6.4
Other (b)	**(8.8)**	(7.1)	(8.8)	(10.0)	(6.8)	(4.9)	(6.1)	(13.5)	(20.2)	(20.6)
Sub-Total	**660.7**	546.9	474.2	392.7	287.5	413.7	400.3	327.2	266.2	218.1
Realized Gains	**19.3**	13.9	29.7	33.6	29.5	53.0	26.3	15.1	49.7	7.7
Total	**$ 680.0**	$ 560.9	$ 503.9	$ 426.4	$ 317.0	$ 466.7	$ 426.7	$ 342.4	$ 316.0	$ 225.8

(a) Before extraordinary items.
(b) Represents principally parent holding company operations.
(c) Retroactive adjustments have been made for all stock dividends and splits declared through December 31, 2003.

Corporate and Shareholders' Information

Corporate Profile:

Old Republic International Corporation is a Chicago-based multiple lines insurance holding company. Its subsidiaries market, underwrite, and manage a wide range of specialty and general insurance programs in the property & liability, mortgage guaranty, title and life & disability insurance fields.

Old Republic's insurance operations, particularly as they apply to its property & liability insurance segment, assume risks and perform related risk management and marketing services pertaining to a large variety of commercial as opposed to personal lines of insurance.

The personal contacts, relationships, reputations, and experience of Old Republic's key executives are a vital element in obtaining and retaining business from most sources, and in structuring appropriate reinsurance and other financial arrangements for its customers. Many of the Company's accounts produce large amounts of premiums or fees and therefore warrant substantial levels of top executive involvement. In this and other respects, the Company's mode of operation is highly proprietary in nature and is similar to that of professional reinsurers and risk managers, based as it is on the personal service and attention of relatively few key people.

In common with other insurance enterprises, significant revenues are obtained by Old Republic from the investment and re-investment of funds derived from underwriting operations and capital resources.

Corporate Governance:

The financial statements and other information included in this 80th Annual Report to shareholders have been compiled by members of the Corporation's administrative and financial staffs, under the overall supervision of the Chief Executive Officer. This report is intended to inform shareholders about Old Republic's most recent operating results and financial position.

To ensure the reliability and integrity of financial statements and other data used in the normal course of business, managements of the Corporation and its subsidiaries employ systems of operational and internal controls deemed to be cost effective and tailored to Old Republic's mode of operations. Key features of these systems include: centralized underwriting and financial controls; restricted access to negotiable assets; careful selection and supervision of management and technical personnel; appropriate separation of duties and responsibilities; and operating policies intended to promote the efficient allocation of people and capital resources. A formal policy dealing with conflicts of interest and the safeguarding of assets and proprietary information applies to all personnel and Directors connected with Old Republic and its affiliated companies.

The Board of Directors regularly meets four times per annum. Financial and other data provided to the Directors of the Corporation and its subsidiaries are intended to afford them a current understanding of operating results and major corporate decisions and policies. An Audit Committee, consisting of six independent Directors, meets periodically with representatives of management and of the independent auditing firm retained each year to audit the financial statements. The independent auditors have access to the Audit Committee, and the meetings are held with and without management representatives present. Such meetings address themselves to a variety of matters, including a review of published financial data, and are intended to assure that the auditors and management discharge their particular responsibilities in the best interests of the Corporation and its shareholders. The Board of Directors also has Nominating and Compensation Committees consisting of independent Directors, and a five member Executive Committee.

Stock Information:

The Company's common stock is traded on the New York Stock Exchange under the symbol of ORI.

	Price Range of Common Stock	Cash Dividends
1st Quarter '02	$21.63 - $18.10	$.100
2nd Quarter '02	23.15 - 20.34	.107
3rd Quarter '02	21.76 - 16.85	.107
4th Quarter '02	$21.47 - $17.37	$.107
1st Quarter '03	$20.18 - $16.53	$.107
2nd Quarter '03	23.43 - 18.31	.113
3rd Quarter '03	23.76 - 21.78	.113
4th Quarter '03	25.79 - 22.83	.113
Special Dec. '03	$ - $ -	$.667(a)

(a) In December, 2003 a special cash dividend of $.667 per share ($1.00 per common share before adjustment for a 50% stock dividend of the Company's common stock) was declared and paid.

Dividend Reinvestment and Stock Purchase Plan:

The Corporation has a Dividend Reinvestment Plan for the benefit of its shareholders. The Plan provides a convenient way of increasing shareholders' holdings of Old Republic common stock without paying brokerage fees or similar charges.

Pursuant to the Plan, participating shareholders may elect to have their quarterly cash dividends reinvested automatically in additional shares of Old Republic common stock. In addition, participants may elect to make optional cash payments ranging from $100 to $5,000 per quarter to purchase additional shares of Old Republic common stock after the first dividend is reinvested. These optional cash payments need not, however, be made each quarter and the amount invested can vary from quarter to quarter within the aforementioned dollar range. It should be noted that both the dividends reinvested as well as the optional cash payments will be used to purchase the shares at the closing price of Old Republic's common stock as of the dividend payment date or the next preceding business day, if on a Saturday or legal holiday.

Employees of Old Republic and any of its 50% or more owned subsidiaries and affiliates who also own common stock of the Company may elect to make their optional cash payments through regular payroll deductions. To do so, they need only request and sign the appropriate payroll department forms, indicating thereon the amount they wish to have withheld from each paycheck.

The Plan is administered through EquiServe. Each quarter, the administrator sends to each participant a statement showing the shares purchased with the reinvested cash dividends and any optional cash payments.

In order to participate in the Plan, common stock must be held in the participant's own name and not in a so-called "Street Name" or similar custody device. To obtain more information about the Plan and on how to enroll in it, inquiries should be sent to:

EquiServe
P.O. Box 43069
Providence, Rhode Island 02940-3069

Direct Dividend Deposit Plan:

Shareholders can have their quarterly cash dividends deposited directly into their checking or savings account. The main benefit of this Direct Deposit feature is that dividends are deposited in a shareholder's checking or savings account on the date of payment -- thereby obviating the wait caused by mail deliveries. The deposit is made automatically for you and your monthly bank statement should confirm the deposit.

To participate in this Direct Dividend Deposit Plan, please call 1-800-870-2340, Monday through Friday, 8:00 a.m. - 10:00 p.m. EST, Saturday, 8:00 a.m. - 3:30 p.m.

Stockholder Assistance:

For prompt assistance on address changes, dividend reinvestment and other general shareholder information, please contact the Telephone Response Center of EquiServe at 781-575-2724 between 9:00 a.m. and 5:00 p.m. EST, each day. When calling, please be prepared to give the name(s) as it appears on your certificate(s) and your tax identification number. The peak calling hours each day are between 11:30 a.m. and 1:30 p.m. EST. Service will be quicker if you avoid these hours.

Form 10-K Annual Report:

Old Republic's Annual Report on Form 10-K is available at no charge without exhibits. Shareholders wishing to obtain a copy of this report may do so by writing to: Office of the Chief Executive Officer, Old Republic International Corporation, 307 North Michigan Avenue, Chicago, Illinois 60601.

The Company's report is also available for viewing and/or copying at the U.S. Securities and Exchange Commission's ("SEC") Public Reference Room located at 450 Fifth Street, NW., Washington, DC 20549. Information regarding the operation of the Public Reference Room can be obtained by calling 1-800-SEC-0330.

Additionally, the Company's report is available, free of charge, by visiting the SEC's Internet website (http://www.sec.gov) and accessing its EDGAR database to view or print copies of the electronic version of the report; or by visiting the Company's Internet website (http://www.oldrepublic.com), and selecting *Financial Data* and the *EDGAR Filings* hyperlink to access the SEC's EDGAR database to view or print copies of the electronic version of the report.

Annual Meeting of the Shareholders:

The annual meeting of the shareholders is scheduled for May 28, 2004 at 3:00 p.m. at the Old Republic Building, 307 North Michigan Avenue, Chicago, Illinois 60601.

Common Share Statistics

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Net income: Basic	**$ 2.53**	$ 2.17	$ 1.94	$ 1.66	$ 1.17	$ 1.57	$ 1.47	$ 1.15	$ 1.17	$ 0.82
Diluted	**2.51**	2.16	1.92	1.65	1.17	1.55	1.40	1.06	1.01	0.72
Book value	**19.57**	17.45	15.60	13.75	11.99	11.52	10.39	9.71	9.06	7.64
Cash dividends paid (a)	**1.11**	0.42	0.39	0.37	0.33	0.26	0.22	0.19	0.15	0.14
Closing price	**$25.36**	$18.67	$18.67	$21.33	$ 9.09	$15.00	$16.53	$11.89	$10.52	$ 6.30
Ratio of closing price:										
To book value	**1.3x**	1.1x	1.2x	1.6x	0.8x	1.3x	1.6x	1.2x	1.2x	0.8x
To net income -Diluted	**10.1x**	8.7x	9.7x	13.0x	7.8x	9.7x	11.8x	11.2x	10.4x	8.8x
Return on equity	**14.6%**	14.1%	14.2%	13.5%	9.8%	15.0%	15.6%	13.8%	15.5%	11.5%

(a) In December, 2003 a special cash dividend of $.667 per share ($1.00 per common share before adjustment for a 50% stock dividend of the Company's common stock) was declared and paid.

OLD REPUBLIC
International Corporation
307 N. Michigan Avenue • Chicago, Illinois 60601